EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three and six months ended June 30, 2020, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2019, ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold.

Reconciliations and descriptions associated with the above performance measures can be found in Section 11: Non-GAAP Performance Measures in this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 11: Disclosure Controls and Procedures in this MD&A.

MANAGING COVID-19

The Company has actively responded to the global COVID-19 pandemic. The Company activated its crisis response team in the early phases of the COVID-19 outbreak, the members of which are the senior executives and operational leaders, to ensure it was in a position to take quick and decisive action in what remains a fluid and fast-moving environment.

The Company will continue to manage its business in a way that respects, and is mindful of, the impact that COVID-19 has had and could have on local communities. The Company has endeavoured to manage its operations, both operations that continued to function throughout the pandemic and those operations that were temporarily on care and maintenance in response to government orders relating to the pandemic, with the safeguarding of individuals at site and in local communities in mind. Numerous protocols have been adopted to ensure that the safety and health of employees and persons in local communities is maintained. Some of these protocols are designed to ensure that the spread of COVID-19 is limited. While efforts have been taken to ensure that the spread of COVID-19 is limited, there have been confirmed cases of the disease at three of the Company’s operations. Overall, the number of infected persons is not significant, and each operation was able to isolate and quarantine infected persons and those with whom such persons did, or may have, come into contact. The protocols implemented by the Company included contact tracing which allow each operation to rapidly identify any persons who may have come into contact with an individual who may have been infected, and to isolate and quarantine those persons, thereby limiting the spread of the infection. While the number of persons in quarantine has not been significant, representing only a small portion of the workforce as aforementioned, everyone initially infected has recovered and in the last few weeks the number remaining in quarantine has declined considerably.

The Company has actively responded to the global COVID-19 pandemic through a variety of means, such as:
•Working with local communities to develop and implement local crisis management plans;
•Implementing heightened levels of health screening (health questionnaires, temperature checks, and where possible, rapid testing) and where cases are potentially revealed, isolation and support to workers who may have been exposed;
•Donating thousands of face masks, hand sanitizer, medical equipment and other critical supplies, and making site medical teams available to support ambulances and local health officials in the communities in which the Company operates;
•Transferring beds and supplies from camps to temporary hospitals, and working alongside local NGOs and small businesses to shift production to manufacturing masks for local community members and employees;
•Additionally, the Company has already donated, and anticipates donating additionally, hundreds of thousands of dollars in support of communities moving forward.

Both Cerro Moro and Canadian Malartic resumed mining activities in April 2020, following the temporary suspensions of operations in March due to government-ordered restrictions related to COVID-19. The gradual resumption of full mining activities
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occurred over the second quarter, and complied with the recommendations of governments and public health officials, with full attention to the health and safety of returning employees, contractors, and suppliers.

At Canadian Malartic, the ramp-up progressed faster than expected, and mill throughput in each of May and June exceeded 60,000 tonnes per day, partially offsetting the impacts from the downtime and lower production rates during the ramp-up in April. At Cerro Moro, ongoing government restrictions over interprovincial travel have extended the length of the operational ramp-up. While the restrictions have extended the ramp-up period, they have also resulted in potential long-term improvements to the operation relating to efficiencies as the mine continued operating with a reduced workforce during the quarter.

Cash flows this quarter have been impacted by the implementation of precautions to safeguard employees, local communities, to comply with governmental requirements, and by lower production from mines whose operations were temporarily on care and maintenance because of government orders. However, some of the impact was offset by higher than budgeted gold prices. Furthermore, the Company expects to generate increasing cash flows and net free cash flow(i) in the second half of the year, with sequential increases over each quarter. While this was already expected before the impact of COVID-19, it is punctuated by those impacts.

Yamana commends the remarkable dedication, commitment, professionalism, and compassion of its employees, contractors and suppliers, who have come together in these challenging times to drive success in the second quarter and throughout this year.

1.   HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended June 30, 2020, unless otherwise noted

•Gold production of 164,141 ounces was above plan, following exceptional performances from Jacobina, El Peñón, Minera Florida and Canadian Malartic, which all exceeded their production targets, and despite government mandated temporary suspensions of operations at Canadian Malartic.

•Silver production of 2,007,809 ounces was also above plan, following a strong performance from El Peñón, which exceeded plan.

•Gold Equivalent Production ("GEO") production of 183,582 ounces exceeded plan, at costs also better than plan, despite the GEO ratio, of 105.14, being higher than that guided, at 98.85. Lower costs resulted from exceptional continuing cost performance at Jacobina and El Peñón, as well as foreign exchange movements with the Canadian Dollar, Brazilian Real, Argentine Peso and the Chilean Peso all weakening against the US Dollar.

•Mine operating earnings of $81.6 million exceeded plan, and while $15.4 million lower than the comparative prior year quarter, the current quarter was impacted by COVID-19 and the comparative quarter included nearly $51.3 million of contribution from the Chapada mine, which was divested in July 2019. Strong operational performance from Jacobina, El Peñón, Minera Florida and Canadian Malartic, in addition to the strong precious metal price environment and the positive impact of the devaluation of currencies in the jurisdictions in which the Company operates, contributed to strong mine operating earnings.

•Net earnings were nil and nil per share, basic and diluted, compared to net earnings of $14.1 million or $0.01 per share basic and diluted for the three months ended June 30, 2019. Adjusting items of $63.3 million, that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, reduced earnings for the period. Adjustments include $19.2 million of costs incurred in association with COVID-19-related temporary suspensions, standby and other incremental costs at certain operations. For a complete list of adjustments, refer to Section 3: Review of Financial Results.

•Strong quarterly cash flows from operating activities of $92.2 million and cash flows from operating activities before net change in working capital of $118.1 million reflect the impact of strong production, strong precious metal prices, and the positive impact of foreign exchange movements on the costs of the Company.

•Normalized for $19.2 million in outflows associated with COVID-19-related temporary suspensions, standby and other incremental costs, cash flows from operating activities before net change in working capital would have been $137.3 million. While cash flows were lower than in the first quarter, the difference is mostly accounted for by the lower production from mines whose operations were temporarily suspended. On a per unit of production basis, more margin and cash flows were generated in the second quarter than in the first quarter.

•Net change in working capital movement was a cash outflow of $25.9 million. Working capital outflows are associated with a reduction in payables and accruals related to operations that were temporarily suspended, expedited payments for goods and services to support suppliers to ensure their continued ability to operate during the pandemic, build-up of inventory in relation to the pandemic, and an increase in stockpile and metal in circuit inventories following the ramp-up period from mines that had government mandated shutdowns in the first quarter.
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•The Company generated net free cash flow(i) of $60.3 million, adjusted for the costs incurred in association with COVID-19 of $19.2 million. Without the normalization from the impact of temporary suspensions, standby and other incremental COVID-19 cost outflows, net free cash flow(i) would have been $41.1 million.

•In June, the Company repaid $100.0 million of the $200.0 million drawn during the first quarter on its $750.0 million revolving credit facility. The draw during the first quarter was precautionary due to the uncertainty around COVID-19. During the second quarter, the Company brought funds into treasury from both the sale of the Equinox shares for C$120.0 million and the sale of its portfolio of royalty interests, which included cash consideration of $10.0 million. Consequently, the Company repaid $100.0 million of the amount drawn with cash on hand, allowing it to continue to maintain approximately $200.0 million in excess of its customary minimum cash position. As at June 30, 2020, the Company had cash and cash equivalents of $324.8 million. The Company currently has no plans to utilize the remaining $100.0 million drawn on its revolving credit facility, and expects to repay these funds by the end of the year.

•The Company has sufficient cash on hand and available credit and liquidity to fully manage its business. At the present time, the Company has no pending scheduled debt repayment or significant capital commitments.

•Net debt(i) decreased by $101.1 million in the quarter. Net debt would have been further reduced if certain costs associated with COVID-19 had not been incurred. The Company expects to generate significantly more cash flows, and net free cash flow(i) in particular, in the second half of the year, sequentially increasing over the third and fourth quarters with higher production, and as some of those COVID-19 costs will no longer be incurred, net debt is expected to decline further in the upcoming quarters.

•As at June 30, 2020, net debt(i) was $768.0 million, representing an improvement of $101.1 million from March 31, 2020 and $18.0 million better than the first quarter pro-forma net debt of $786.0 million, as noted subsequently to the sale of the Equinox shares.

•The Company reiterates its 2020 production guidance of 890,000 GEO, comprised of 786,000 ounces of gold and 10,250,000 ounces of silver. Production is currently tracking above guidance and, as the year progresses, the Company will evaluate further updates to production guidance.

•The Company has updated AISC(i) guidance for the second half of the year, with AISC(i) expected to be in the range of $1,020 to $1,060 per GEO. Further, the fourth quarter is expected to have the best cost profile, in line with the stronger expected production. At Cerro Moro, the ongoing interprovincial travel restrictions and its impact on a reduced workforce may further impact consolidated costs, although improved travel logistics in the second half the year and better than planned performance from other mines is expected to offset those possible impacts. For further details please refer to Section 2: Core Business, Strategy and Outlook.

•Subsequent to quarter end, in July 2020, the Company increased its annual dividend by a further 12% to $0.07 per share, for shareholders of record at the close of business on September 30, 2020. This is the fourth dividend increase announced by the Company in the past year and represents a cumulative increase of 250%. The Company will continue to take a gradual and progressive approach to dividend increases as its cash balances continue to grow from increasing cash flows and successful initiatives to monetize its portfolio of non-producing assets and financial instruments. At the new annual dividend rate, the dividend paid will be above $70 per GEO, in line with the Company's target of between $50 and $100 per GEO. With current levels of cash on hand, the Company would have sufficient available funds to fund its business and pay the new current dividend for several years independently of gold price. For further information on the Company's approach to maximizing cash returns to shareholders, refer to Section 2: Core Business, Strategy and Outlook.

•Subsequent to quarter end, the Company announced it is advancing the application process for listing on the Main Market of the London Stock Exchange ("LSE"). This would add another senior exchange for trading of the Company's shares, and should further improve institutional investments and liquidity. The Company intends for its common shares to begin trading on the LSE’s Main Market in the next few months. For more information, please see the press release issued July 20, 2020, 'Yamana Gold Announces its Intention to List on the Main Market of the London Stock Exchange', available on the Company's website at www.yamana.com.

Strategic developments, construction developments and advanced stage projects:

•Agua Rica Feasibility Study Advancement and Integration Agreement
◦The Company has advanced the integration of Agua Rica with Minera Alumbrera Limited ("Alumbrera") pursuant to the integration agreement dated March 7, 2019, entered into by the Company, Glencore International AG and Newmont Corporation (collectively the “Parties”), whereby the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Alumbrera. The integration would give the Company 56.25% ownership in the joint Agua Rica and Alumbrera project ("Integrated Project"), which carries significantly less development risk, as certain infrastructure would not need to be constructed. The integration is expected to
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be completed in the third quarter, after which the Integrated Project would be managed as a combined operation. In addition to the considerable infrastructure, tailings system and processing plant available, there is also significant cash in the treasury at Alumbrera.
◦The Parties established a technical committee ("Technical Committee") which is now advancing towards a full Feasibility Study of the Integrated Project, with updated mineral reserve, production and project cost estimates.
◦COVID-19 has introduced uncertainty into the timeline relating to the completion of the Feasibility Study, mainly due to environmental permit approvals and field work, although as the permit process is well advanced, work preparation has begun in anticipation of receiving necessary authorizations in normal course. The results of the Feasibility Study are expected during 2021.
◦After a strategic review, the Company has concluded that Agua Rica represents an excellent development and growth project which the Company intends to continue to advance through the development process through the Company's controlling interest in the project.

•Jacobina Optimization Project
◦The Phase 1 optimization project, whose objective is to stabilize throughput at a sustainable 6,500 tpd, was completed in June. The project has exceeded expectations, with an average plant throughput of 6,853 tpd achieved in the second quarter. Given the success of Phase 1, the Company is assessing whether the results of Phase 1 can be further optimized with incremental improvements to plant throughput, without affecting gold recoveries of 96% to 97%.
◦In parallel to the incremental optimization of Phase 1, the Company is studying the increase in throughput to 8,500 tpd, referred to as the Phase 2 optimization. A pre-feasibility study for Phase 2 was completed in April with positive results. The throughput increase is expected to be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. If implemented, the Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, reduce costs, and generate significantly more cash flow and attractive returns.
◦Detailed engineering for the Phase 2 expansion is scheduled to commence in the third quarter, with a feasibility study to be completed by mid-2021. However, it is the Company's intention to optimize and stabilize the operation at the new milling rate resulting from the optimization of Phase 1, before proceeding to Phase 2.
◦Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. Preliminary results indicate that the project has the potential to reduce the environmental footprint, extend the life of the existing tailings storage facility, and improve mining recovery, resulting in an increased conversion of mineral resources to mineral reserves. The Company is advancing the backfill project to a feasibility study, to be completed in early 2021.

•Canadian Malartic Exploration Ramp into Odyssey and East Malartic
◦The Company continues to advance studies related to the underground mineral resources at Canadian Malartic, and the main focus of exploration during the second quarter was to provide support for an aggressive infill drill program at East Gouldie, with 10 diamond drill rigs to define and expand underground mineral resources. The Company, along with its partner, has increased the exploration budget due to positive exploration drilling results to C$15.0 million from C$12.5 million, at 50%. The C$5.0 million total increase on a 100% basis, will allow for approximately 17,000 more exploration metres to be drilled, with a target to complete 126,000 metres of drilling by year end. The Company and its partner have now authorized the construction of surface infrastructure and an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing to continue studies to a greater detail. The new ramp will also provide the ability to carry out bulk sampling of up to 40,000 tonnes of ore. With governmental approval already in hand, construction of surface infrastructure and the portal in preparation for development of the ramp is expected to begin in August of 2020, with a budget of C$6.0 million for the remainder of the year on a 50% basis. The objective is to commence development of the ramp in the fourth quarter, which is anticipated to take approximately two years to complete. A further update, including an update on exploration, will be provided in the third quarter.

•Suyai Option Agreement
◦On April 28, 2020, the Company entered into a definitive option agreement pursuant to which it granted Consultores Asset Management S.A. (“CAM”), a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. The group has successfully led the development of significant construction projects.
◦An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all environmental, social, and governance (“ESG”) matters, including leading the permitting efforts aimed to advance the project through its different stages of development.
◦By fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024, CAM has the right to earn the aforementioned maximum interest in the resulting joint venture formed to hold the Suyai Project. The Company believes there is considerable value, far in excess of cash value, in fulfilling the
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obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Yamana would hold the remaining 60% of the joint venture.

•Sale of Royalty Portfolio assets
◦On May 27, 2020, the Company completed the sale of its portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Portfolio”) for total consideration on closing of the transaction of $64.2 million.
◦The consideration was comprised of $10.0 million in cash, a deferred cash payment fair valued at $10.8 million due to the convertible nature of the financial instrument ("Deferred Cash Payment"), and a $43.4 million share position in Nomad Royalty Company Ltd. (formerly, Guerrero Ventures Inc.) (“Nomad”) at a price of C$0.90 per share with a lock-up period of six months from the transaction date.
◦Prior to closing of the transaction, Nomad elected to pay $10.0 million of the cash consideration through a deferred cash payment. Under this election, Yamana will receive interest at 3% per annum calculated and payable on a quarterly basis, and the Deferred Cash Payment may be converted at any time, in whole or in part, by the holder into shares of Nomad at C$0.90 per share. The Deferred Cash Payment is due for payment in full at the end of two years.
◦Upon completion of the sale transaction, Yamana held approximately 13% of the issued and outstanding shares of Nomad. As Yamana will be represented on Nomad's board of directors, the Company concluded that it has significant influence over Nomad, and the investment has been accounted for as an investment in associate using the equity method.
◦As at July 22, the implied fair value of the consideration received in the transaction totalled $102.6 million, due to the appreciation of Nomad's share price from C$0.90 to C$1.53.

•Sale of Equinox Units
◦On April 15, 2020, the Company sold 12,000,000 Units of Equinox for gross proceeds of C$120.0 million. Each Unit consists of one common share of Equinox owned by the Company and one-half of a common share purchase warrant, each full warrant entitling the holder thereof to acquire one additional common share of Equinox owned by the Company at an exercise price of C$13.50 for a term of 9 months.
◦Upon completion of the sale, Yamana held 7,236,380 Equinox Shares, representing approximately 3.35% of the issued and outstanding Equinox Shares, on a non-diluted basis.
◦As at June 30, 2020 the share price of Equinox had appreciated to C$15.18 and the warrants were in-the-money. In the event all warrants were exercised on that date, the total additional gross proceeds to the Company would have been C$81.0 million.

For full details on the aforementioned updates, please refer to Section 5: Construction, Development and Other Initiatives.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

OPERATING

GEO production was 183,582 ounces and exceeded plan. GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 105.14 for the three months ended June 30, 2020, and 87.98 for the three months ended June 30, 2019. GEO calculations are based on an average realized gold to silver price ratio for the relevant period.

Production is not directly comparable to the second quarter of 2019, which had production of 228,537 ounces, as a result of the government-mandated demobilization and suspension of operations at Cerro Moro and Canadian Malartic respectively, although the difference was partially offset by strong performances from Jacobina, El Peñón, Minera Florida and, on resumption of operations, Canadian Malartic. Further, the current GEO ratio of 105.14 significantly exceeded that observed in both the prior year comparative quarter of 87.98 and revised guidance of 98.85, which lowered GEO production statistics.

GEO production, excluding pre-commercial ounces from Barnat of 2,651 (on a 50% basis), exceeded sales by 4,173 GEO on a consolidated basis, mainly due to Canadian Malartic. During the first quarter, upon placing the plant at Canadian Malartic in care and maintenance as a result of the government mandated demobilization and suspension of operations, inventory levels were reduced resulting in higher sales compared with production for the period. In the second quarter with the resumption of operations, this impact was reversed and finished goods inventory was returned to normal levels, which resulted in production exceeding sales during the second quarter.

As a result of the strong performances from Jacobina, El Peñón, Minera Florida and Canadian Malartic, second quarter unitary costs were better than plan, and comparable to the same period in 2019 despite lower production, with total cost of sales and cash costs(iii) of $1,146 and $715 respectively, compared to $1,146 and $696 in 2019. AISC(iii) for the three months ended June 30, 2020 were $1,125 per GEO sold, compared to $986 per GEO sold in the comparative period. While cash costs(iii) were relatively unchanged, higher planned sustaining capital per ounce year-over-year resulted in an increase in AISC(iii) over the comparative period. Additionally, second quarter AISC(iii) were impacted by higher stock-based compensation associated with the
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appreciation of the Company's share price and the corresponding impact on Performance Share Units. This accounts for approximately $60 per GEO of AISC(iii).

Costs were positively impacted by foreign exchange movements as a result of the Canadian Dollar, Brazilian Real, Argentine Peso and the Chilean Peso, all weakening against the US Dollar.

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
GEO
Production (i)(ii)	183,582	228,537	405,328	479,004
Sales (i)(ii)	176,758	265,995	399,113	494,329
Per GEO sold data (ii)(iii)
Total cost of sales (iv)	$1,146	$1,146	$1,144	$1,152
Cash costs (iii)	$715	$696	$703	$694
AISC (iii)	$1,125	$986	$1,074	$976

Gold and silver production for the quarter was as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Gold
Production (ounces) (i)(ii)	164,141	203,844	356,379	418,282
Sales (ounces) (i)(ii)	155,137	228,036	348,953	428,994
Per ounce data
Revenue	$1,713	$1,325	$1,644	$1,310
Average Realized Price (iii)(v)	$1,713	$1,307	$1,644	$1,305
Average market price (vi)	$1,711	$1,310	$1,647	$1,307

Silver
Production (ounces)	2,007,809	2,171,836	4,738,660	5,188,134
Sales (ounces) (vii)	2,240,432	3,338,388	4,911,571	5,636,304
Per ounce data
Revenue	$16.83	$15.00	$17.55	$15.21
Average Realized Price (iii)(v)	$16.83	$15.03	$17.16	$15.23
Average market price (vi)	$16.33	$14.89	$16.63	$15.23

As previously guided, production is expected to weight into the second half of the year, with 54% of production expected in the second half compared to 46% in the first half. The Company continues to expect a resumption of normal operations in the second half of the year. The Company provides in this MD&A discussing on guidance of its production and cost expectations. Please refer to the guidance in Section 2: Core Business, Strategy and Outlook.

(i)Included in the three and six months ended June 30, 2020 gold production figures include 2,651 and 5,625, respectively, of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties.
(ii)Comparative period GEO and gold figures exclude contributions from the Chapada mine, which was divested in July 2019. Production figures for the three and six months ended June 30, 2019 exclude 29,019 and 50,539 ounces, respectively. Sales figures for the three and six months ended June 30, 2019 exclude 27,521 and 50,073 ounces, respectively.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.
(iv)Cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.
(v)Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.
(vi)Source of information: Bloomberg.
(vii)Included in three and six months ended June 2020 silver sales ounces are 273,923 and 573,923 ounces, respectively, delivered under the silver streaming arrangement (2019: 215,000 and 244,200).

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Health, safety, environment and community relations ("HSEC") programs are integrated into all our operations. Yamana recognizes the importance of striving to meet and exceed its corporate social responsibility objectives and the role these efforts have in delivering on the overall objective of creating value for all stakeholders.

The Company has actively responded to the global COVID-19 pandemic. The Company activated its crisis response team in the early phases of the COVID-19 outbreak, the members of which are the senior executives and operational leaders, to ensure it was in a position to take quick and decisive action in what remains a fluid and fast-moving environment. Some of the decisions and actions undertaken include:
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•Temporarily restricting all employee travel and shifting to remote work arrangements at corporate and regional offices.
•Restricting visitors to the Company's mines.
•Increased screening procedures, including questionnaires, temperature checks and in some cases rapid testing, for anyone seeking entry into a mine.
•Mandatory social distancing, including staggered meal times and shift changeovers to minimize the flow of people and facilitate rigorous social distancing.
•Increased cleaning and disinfecting procedures at all mines and offices.
•Increased support staff at on-site medical clinics at the Company's mines as a precautionary measure.
•Regular communications with medical experts and government authorities in every country where Yamana operates to ensure it has the proper precautions in place to protect the health and safety of its employees, families, and communities.
•Regular and active discussions with employees and union representatives to ensure they have input into health and safety precautions being implemented and that these measures and the reasons for them are well understood.

There have been confirmed cases of COVID-19 at three of Yamana’s sites. The individuals and those who have been in contact with the confirmed cases remain in self-isolation. If at any point the Company determines that continuing operations poses an increased risk to its workforce or local communities, the Company will reduce operational activities up to and including care and maintenance and management of critical environmental systems.

Yamana has been deeply committed to supporting its host communities throughout the COVID-19 crisis, with a wide range of initiatives including, but not limited to, the donation of thousands of facemasks, hand sanitizers, medical equipment and other critical supplies. In Chile and Brazil, the Company has made site medical teams and/or ambulances available to support local health officials on the front lines. In Argentina, the Company is working with officials to transfer more than 80 beds and other supplies from the Cerro Moro camp to a temporary hospital, which has been established as a contingency for treating any future local COVID-19 patients. And in Brazil, the Company has worked with local NGOs and small businesses to help shift their production from clothing to production of masks for employees and local community members. In Canada, Yamana has donated $150,000 to St. Joseph’s Hospital for their COVID-19 efforts, as well as $20,000 to each of Foodbanks Canada and Conquer COVID-19 Canada. In addition, Canadian Malartic has donated a sum of $30,000 to various community organizations focusing on food aid and other support services for community members. These are just a few examples of the efforts that the Company's operations are making to support the communities where it operates, with hundreds of thousands of dollars being allocated to the setting up of support funds for communities in the coming weeks and months.

Other recent highlights relating to HSEC are as follows:

•The Company's Total Recordable Injury Frequency Rate was 0.38(i) after the second quarter of 2020.
•The Company continues to aid host communities in combating the COVID-19 pandemic through various donations and support to local governments and authorities.
•Canadian Malartic reached a collaboration agreement with four Anishinabeg First Nations’ communities located near the operation. The agreement is the result of two years of work with the communities and sets out measures to increase participation for the communities with regards to training, job and business opportunities and environmental protections until 2027.

(i)Calculated on 200,000 hours worked and includes employees and contractors,

FINANCIAL

For the three months ended June 30, 2020

Net earnings for the three months ended June 30, 2020 were nil and nil per share, basic and diluted, compared to net earnings of $14.1 million or nil per share basic and diluted for the three months ended June 30, 2019. Earnings for the three months ended June 30, 2020 were negatively impacted by $63.3 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. Significant and unusual adjusting items in the quarter include:

•A $7.0 million loss on the revaluation of the Company's monetary assets and liabilities, owing to movements in local currencies in multiple jurisdictions where the Company operates;
•A $23.6 million loss on the mark-to-market of the Company's outstanding equity instruments related to share-based payments in association with Performance Share Units and Deferred Share Units, resulting from an increase in share price;
•A $2.3 million gain on the mark-to-market of the Company's investments and financial assets and liabilities carried at fair value;
•A $19.2 million expense, representing costs incurred by the Company as a result of COVID-19-related temporary suspensions, standby or reductions at certain operations, and direct incremental costs associated with operating under COVID-19 related restrictions. Costs were incurred predominantly at Cerro Moro and Canadian Malartic due to
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government imposed restrictions on activity, and also in Chile and Brazil due to health authority regulations for temporary workforce reductions, and/or to promote social distancing;
•$11.8 million of non-cash tax losses on unrealized foreign exchange gains and $9.8 million of tax losses on non-routine transactions and adjustments.

For a full listing of reconciling items between net earnings and adjusted net earnings for the current and comparative period, refer to Section 3: Review of Financial Results.

The aforementioned $19.2 million in COVID-19 related costs can be divided into two major categories:

•Temporary suspension and standby costs, including those associated with placing certain mines in care and maintenance and subsequent ramp-up of those operations, and the underutilization of labour and contractors in relation to the pre-COVID mine plans, and
•Other incremental costs resulting from COVID-19 including community support, additional personal protective equipment acquisitions, higher transportation costs and overtime costs resulting from lower headcount levels on site to accommodate social distancing.

COVID-19 costs are disclosed as part of mine operating earnings as temporary suspension, standby and other incremental COVID-19 costs. The Company anticipates that suspension and standby costs will be minimized prospectively for the balance of the year as the mines return to full production levels anticipated at the beginning of the year. Further, the Company is assessing if any incremental COVID-19 costs are expected to become normal-course in a COVID-19 world. However, those costs are expected to be at levels lower than those experienced in the second quarter. The Company also anticipates that some of these increases may be offset by efficiencies gained during the period. The breakdown of the expenditures incurred during the quarter are as follows:

(In millions of US Dollars; unless otherwise noted)	Temporary suspension and standby costs	Other incremental COVID-19 costs	Total
Canadian Malartic	$1.9	$0.4	$2.3
Jacobina	0.4	0.8	1.2
Cerro Moro	7.4	2.0	9.4
El Peñón	0.9	1.5	2.4
Minera Florida	2.7	1.2	3.9
Total	$13.3	$5.9	$19.2

Despite the aforementioned temporary suspension, standby, and other incremental COVID-19 costs, mine operating earnings decreased by only $15.4 million or 16% in the three months ended June 30, 2020 compared to the same quarter last year, which included a contribution of $51.3 million from Chapada (divested in July 2019), due to strong precious metal prices and the strong performances from Jacobina, El Peñón and Minera Florida. For detailed analysis on individual mines refer to Section 4: Operating Segments Performance.

For the six months ended June 30, 2020

Net earnings for the six months ended June 30, 2020 were $45.1 million or $0.05 per share basic and diluted, compared to net earnings of $9.8 million or $0.01 per share basic and diluted for the six months ended June 30, 2019.

Earnings for the six months ended June 30, 2020 were negatively impacted by $65.7 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. Significant adjusting items in the six months ended June 30, 2020 include:

•A $21.3 million gain recorded on the discontinuation of the equity method upon the Leagold-Equinox merger;
•A $23.1 million loss on the mark-to-market of the Company's outstanding equity instruments related to share-based payments;
•A $22.7 million loss, representing costs incurred by the Company as a result of COVID-19 related temporary suspension or reductions at certain operations, and direct incremental costs associated with operating under COVID-19 related restrictions. Costs were incurred predominantly at Cerro Moro and Canadian Malartic due to government imposed restrictions on activity, and also in Chile and Brazil due to health authority regulations for temporary workforce reductions, and/or to promote social distancing;
•$42.4 million of non-cash tax losses on unrealized foreign exchange losses and $7.0 million of tax losses on non-routine transactions and adjustments.

For a full listing of reconciling items between net earnings and adjusted net earnings for the current and comparative period, refer to Section 3: Review of Financial Results.

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Mine operating earnings for the six months ended June 30, 2020 were consistent with same period in 2019, primarily due the strong performances from Jacobina, El Peñón and Minera Florida in the first half of 2020 and strong precious metal prices, despite the aforementioned temporary suspension, standby, and other incremental COVID-19 costs, as well the comparative period having a contribution of $102.8 million from Chapada (divested in July 2019). For detailed analysis on individual mines please refer to Section 4: Operating Segments Performance.

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars; unless otherwise noted)	2020	2019	2020	2019
Revenue	$303.4	$463.5	$659.9	$870.6
Cost of sales excluding DDA	(126.3)	(244.1)	(280.7)	(450.0)
Gross margin excluding DDA	$177.1	$219.4	$379.2	$420.6
Depletion, depreciation and amortization ("DDA")	(76.3)	(122.4)	(175.7)	(240.1)
Temporary suspension, standby and other incremental COVID-19 costs	(19.2)	—	(22.7)	—
Mine operating earnings	$81.6	$97.0	$180.8	$180.5
General and administrative	(25.4)	(16.8)	(41.2)	(38.4)
Exploration and evaluation	(2.9)	(2.7)	(5.5)	(5.2)
Share of gain (loss) of associates	—	2.8	(4.1)	0.8
Other operating expenses, net	(17.2)	(8.7)	(6.3)	(13.9)
Operating earnings	$36.1	$71.6	$123.7	$123.8
Finance costs	(19.6)	(32.0)	(40.1)	(64.1)
Other (costs) income, net	(6.8)	6.5	6.8	(9.9)
Net earnings before income taxes	$9.7	$46.1	$90.4	$49.8
Income tax expense, net	(9.7)	(32.0)	(45.3)	(40.0)
Net earnings	$—	$14.1	$45.1	$9.8

Per share data
Earnings per share - basic and diluted	$—	$0.01	$0.05	$0.01
Dividends declared per share	$0.0156	$0.0050	$0.028	$0.010
Dividends paid per share	$0.0125	$0.0050	$0.023	$0.010
Weighted average number of common shares outstanding (thousands)
Basic	951,457	950,292	951,171	950,106
Diluted	953,196	951,060	952,639	950,977

Cash flows (i)
Cash flows from operating activities	$92.2	$147.6	$221.3	$159.9
Cash flows from operating activities before net change in working capital (ii)	$118.1	$156.0	$282.4	$259.0
Cash flows from (used in) investing activities	$48.5	$(111.9)	$(37.1)	$(203.4)
Cash flows (used in) from financing activities	$(140.4)	$(52.0)	$(17.0)	$38.7
Net free cash flow (ii)	$60.3	$119.5	$151.2	$105.7
(i)For further information on the Company's liquidity and cash flow position, refer to Section 7: Financial Condition and Liquidity.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Balance Sheet and Liquidity

As at June 30, 2020, the Company had cash and cash equivalents of $324.8 million and available credit of $650.0 million, for total available liquidity of $974.8 million.

As at, (In millions of US Dollars)	June 30, 2020	December 31, 2019
Total assets	$7,199.0	$7,117.2
Total long-term liabilities	$2,468.7	$2,488.9
Total equity	$4,249.0	$4,219.9
Working capital (i)	$96.5	$(6.7)
Cash and cash equivalents	$324.8	$158.8
Debt (current and long-term)	$1,092.8	$1,047.9
Net debt (ii)	$768.0	$889.1
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(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities classified as held for sale when applicable.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Capital Expenditures

For the three months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total
Canadian Malartic	$8.1	$9.8	$4.1	$8.9	$0.3	$0.3	$12.5	$19.0
Jacobina	4.7	6.3	3.6	4.7	0.7	1.1	$9.0	$12.1
Cerro Moro	4.0	3.6	0.1	0.4	2.5	5.6	$6.6	$9.6
El Peñón	6.6	7.9	—	0.2	3.8	5.7	$10.4	$13.8
Minera Florida	2.7	3.3	3.4	2.8	1.5	2.1	$7.6	$8.2
Other (i)	0.3	12.8	2.7	9.0	0.4	1.7	$3.4	$23.5
Total	$26.5	$43.7	$13.9	$26.0	$9.2	$16.5	$49.6	$86.2

For the six months ended June 30,	2020	2019	2020	2019	2020	2019	2020	2019
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total
Canadian Malartic	$20.4	$17.3	$9.4	$16.6	$2.7	$0.6	$32.5	$34.5
Jacobina	11.4	9.7	7.9	15.1	2.7	2.1	$22.0	$26.9
Cerro Moro	11.3	5.8	0.3	0.9	5.1	7.3	$16.7	$14.0
El Peñón	14.2	14.6	—	0.2	6.4	9.6	$20.6	$24.4
Minera Florida	5.3	6.3	6.6	5.4	3.1	5.1	$15.0	$16.8
Other (i)	0.8	28.0	6.1	14.6	2.9	3.9	$9.8	$46.5
	$63.4	$81.7	$30.3	$52.8	$22.9	$28.6	$116.6	$163.1
(i)Included in Other for the comparative period are capital expenditures relating to Chapada, which was disclosed separately in the comparative period.

2. CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Cerro Moro mine in Argentina, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Jacobina mine in Brazil. Upon finalization of the integration agreement, the Company will also own a 56.25% interest in the integrated Agua Rica-Alumbrera project, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina. For full details on the Agua Rica integration agreement, please refer to Section 5: Construction, Development and Other Initiatives.

Over the years, the Company has grown and generated value through strategic acquisitions and portfolio optimizations, and by pursuing organic growth to increase cash flows and unlock value at existing mines and development assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in Health, Safety, Environment and Corporate Responsibility. This includes the "One Team, One Goal: Zero" vision for Social Responsibility, which reflects the Company's commitment to zero harm to employees, the environment and communities near its operations.

•Increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties. The Company does not rely exclusively on proven and probable mineral reserves at any point to determine mine life as that would undervalue and misrepresent the potential of its operations. Similarly, the Company does not rely solely on a reserve life index to the exclusion of other measures to determine mine life, as the Company believes there are other factors that determine mine life. Where possible, the Company endeavours to increase mineral reserves early
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on, although the Company recognizes that often it is more cost effective and technically efficient to progressively extend mine life as, and when, mine development is advancing. This is particularly true for underground mines and prospects. The Company believes that to rely exclusively at any given point on proven and probable mineral reserves does not give sufficient allowance for discovery of new resources, history of conversion of mineral resources to mineral reserves and exploration potential. This is particularly true for El Peñón and Minera Florida for which the Company gives considerable allowance for mine life that is well in excess of reserves, given the aforementioned factors of new discovery of mineral resources, historical conversion of mineral resources to mineral reserves and significant exploration potential. This will likely to be true for the underground at Canadian Malartic, which today carries substantial mineral resources and not mineral reserves. Additionally, the underground at Canadian Malartic has significant potential as a long-life operation.

•Maximizing Net Asset Values ("NAV"), cash flows and free cash flows, and cash returns on invested capital, first on producing and then non-producing assets:
◦Within the producing portfolio, attention remains focused on per share measures related to the growth and quality of mineral reserves and mineral resources for mine life extensions and scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flows;

•Maximizing cash returns to shareholders through sustainable dividends, which will also be reported as dividends per GEO produced, resulting from disciplined management of financial resources and capital allocation:
◦The Company has employed a gradual and progressive approach to dividend increases as the Company’s cash balances continue to increase from free cash flow, and successful and continuing initiatives to monetize its portfolio of non-producing assets and financial instruments;
◦Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007, aggregating to over $940.0 million in dividends paid over 13 years;
◦To ensure the sustainability of dividends, during 2019, the Company implemented a policy establishing a cash reserve fund that will be available to be drawn upon, if required to pay the dividend, were the gold price to decline and negatively impact margins over a longer period of time. While the balance in the cash reserve fund would change from time to time, the Company intends to maintain a balance that can support the current, or any future increased dividend, for a minimum period of three years, independent of prevailing gold prices.

•Consistently optimize the Company's financial position to create financial flexibility, allowing the Company to execute on its business plan and increase shareholder value. The Company successfully improved its financial flexibility with the repayment of:
◦2020: $56.0 million in senior notes issued in March 2012, $100.0 million of indebtedness under the revolving credit facility in June 2020 ($200.0 million drawn in March 2020 as a prudent and conservative measure given global pandemic, with a $100.0 million repayment in June 2020).
◦2019: $415.0 million in senior notes issued in March 2012 and June 2013 on a pro rata basis and indebtedness under the Company’s senior notes issued in June 2014 and December 2017; and
◦2019: $385.0 million of indebtedness under the revolving credit facility.

•Advancing the Company’s generative exploration program for the next generation of Yamana Mines:
◦Advance the Company’s most advanced exploration projects;
◦Pursue exploration and drilling programs at highly-prospective, early stage projects in the Company’s existing portfolio.
◦Expand the Company’s exploration portfolio through evaluations and targeted land acquisition

•For strategic assets in the portfolio, the focus is to assess the best path for creation of value for shareholders, including advancing the projects through exploration, technical/financial reviews, studies and optimizations, permitting and community engagement, and/or considering strategic alternatives to realize returns from the these strategic assets. This may include developing the assets through a joint venture or other strategic arrangements, or through monetization such as the recently accomplished successful sale of the royalty portfolio, the sale of Equinox shares, and the JV for its Suyai Project in Argentina.

Investment and Exploration Strategy

A further primary objective of the Company, although one with an intermediate to longer-term time horizon, is the advancement of its generative exploration program. The Company has an extensive exploration portfolio with well-defined exploration prospects and organic growth opportunities in all jurisdictions, with more advanced opportunities in Canada and Brazil. The objective of the generative exploration program is to advance at least one project to a mineral reserve and mineral resource inventory of at least 1.5 million ounces which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years.

The Company is continuously reviewing its capital allocation strategy, and exploring options for funding such projects that do not draw on free cash flows. Funding strategies include, but are not limited to, proceeds from the monetization of non-cash producing assets or non-core assets that do not meet the Company's precious metal and scale requirements and, where
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applicable, flow-through funding arrangements. Funds are allocated to develop promising internal opportunities for organic growth through exploration and provide long term growth.

To assess these opportunities, the Company relies on an experienced local exploration team that operates in its established jurisdictions and other favourable districts in North and South America.

Every project in the generative exploration program has had some drilling, with some projects more advanced than others. At Lavra Velha in Brazil and Monument Bay in Canada, the Company has identified mineral resources in various categories. In the case of Monument Bay, the Company is further advancing the project with internal technical and economic assessments considering the project as an underground mine rather than an open pit mine. While resources would be reduced from current levels, this would be an economically attractive alternative with lower required capital investment, a reduced environmental footprint and significant exploration potential for increases in mineral resources down plunge and in satellite surface areas. A new high- grade geological model is being evaluated while several well-defined high-grade zones along a 4 kilometre strike length of the deposit have been identified. An expansion drill program on these targets is planned to begin this year and extend into next year. For more details, please refer to Section 6: Exploration.

The Company will also, from time to time, make investments in prospective advancing exploration and more advanced prospects where it can provide value-added guidance either from the Company's exploration or technical services groups. The most recent of which is the investment in Monarch Gold, an emerging Canadian gold mining company that aims to be a 100,000-200,000-ounce per year gold producer through the development of its portfolio of high-quality projects in the Abitibi mining camp in Quebec, Canada.

2020 Guidance

Production Outlook

The Company reiterates its 2020 production guidance of 890,000 GEO, comprised of 786,000 ounces of gold and 10,250,000 ounces of silver, which was revised on April 30, 2020 to reflect the temporary suspensions at Canadian Malartic and Cerro Moro due to government restrictions related to COVID-19.

Production is currently tracking above guidance and, as the year progresses, the Company will evaluate further updates to production guidance, likely in the third quarter.

Cost Outlook

The Company also indicated that it would update its costs guidance as the impacts of COVID-19 were better understood. With a better understanding of those impacts, the Company has updated AISC(i) guidance for the second half of the year with AISC(i) in the range of $1,020 to 1,060 per GEO. Further, the fourth quarter is expected to have the best cost profile, in line with the stronger expected production. At Cerro Moro, the ongoing interprovincial travel restrictions and its impact on a reduced workforce may further impact consolidated costs, although improvements in travel logistics in the second half of the year and better than planned performance from other mines is expected to offset those possible impacts.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

3. REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED JUNE 30, 2020

Net earnings

Net earnings for the three months ended June 30, 2020, were nil or nil per share basic and diluted, compared to net earnings of $14.1 million or $0.01 per share basic and diluted for the three months ended June 30, 2019.

Net earnings and earnings per share for the three months ended June 30, 2020 and 2019 were affected by the following non-cash and other items that management believes are not reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:
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	For the three months ended June 30,
(In millions of US Dollars; except per share amounts)	2020	2019
Non-cash unrealized foreign exchange losses	$7.0	$1.2
Share-based payments/mark-to-market of deferred share units	23.6	(0.8)
Mark-to-market gains on derivative contracts, investments and other assets	(2.3)	(6.9)
Temporary suspension and standby costs	13.3	—
Other incremental COVID-19 costs	5.9	—
Other provisions, write-downs and adjustments (i)	5.5	3.8
Non-cash tax on unrealized foreign exchange gains	11.8	(35.1)
Income tax effect of adjustments	(11.3)	0.9
One-time tax adjustments	9.8	42.6
Total adjustments - increase to earnings	$63.3	$5.7
Total adjustments - increase to earnings per share	$0.07	$0.01
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

Revenue

In the three months ended June 30, 2020, revenue was $303.4 million compared to $463.5 million in the same period in 2019. The difference was primarily attributable to the absence of contributions from the Chapada mine (divested July 5, 2019) which contributed $112.7 million to revenue in the comparative period. The difference was also attributable to lower sales volumes from the Canadian Malartic and Cerro Moro mines, with both mines experiencing a ramp up period during the quarter following their respective temporary demobilization and suspension of operations in late March as a result of the COVID-19 pandemic. The decreases in sales volumes were partially offset by higher realized prices for gold and silver in the current period, and by increases in sales volumes at the Jacobina and El Peñón mines.

For a cautionary note on non-GAAP performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Performance Measures.

Cost of Sales excluding DDA

Cost of sales excluding DDA decreased by $117.8 million or 48% in the three months ended June 30, 2020 compared to the same period in 2019, primarily due to lower sales volumes from Canadian Malartic and Cerro Moro as discussed above, and the absence of cost of sales excluding DDA from Chapada ($59.6 million in the comparative period). Cost of sales excluding DDA was also positively impacted by ongoing operational efficiencies at Jacobina and El Peñón, improving per unit costs at these mines, and the depreciation of certain local currencies against the US Dollar.

Depletion, Depreciation and Amortization (DDA)

Total DDA expense decreased $46.1 million or 38% for the three months ended June 30, 2020 when compared to the same period in 2019, primarily due to lower sales volumes from Canadian Malartic and Cerro Moro as discussed above, as well as lower DDA at El Peñón and Jacobina resulting from reduced rates of depletion in the current period due to additions to mineral reserves and resources at these mines announced at December 31, 2019.

General and administrative

General and administrative ("G&A") expenses include expenses related to management of the business that are not part of direct mine operating costs. In the three months ended June 30, 2020, G&A expenses increased $8.6 million or 51% compared to the same period in 2019, attributable to an $11.8 million increase in stock-based compensation expense, predominantly associated with Performance Share Units, due to the impact of the significant increase in the Company's share price in the second quarter of 2020, and partially offset by cash reductions that have resulted from the Company's evaluation of its G&A expenses in the second quarter of 2019 to align its cost structure to the portfolio of assets that remained after the sale of the Chapada mine. The Company's cash G&A expenses were $14.6 million for the three months ended June 30, 2020, in line with plan and lower than the comparable prior year quarter of $17.9 million.

Exploration and evaluation

Exploration and evaluation expenses of $2.9 million for the three months ended June 30, 2020 were relatively consistent with the same period in 2019, as expected.

Share of earnings/loss of investments in associates
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The Company's investments in associates at June 30, 2020 comprised of investments in Nomad Royalty Company and Monarch Gold, both of which were acquired in the latter half of the second quarter, and therefore, Yamana's share of earnings of these investments for the period was negligible. For the same period in 2019, the Company recorded a share of earnings of associate of $2.8 million, which represented Yamana's share of its then associate Leagold's earnings for the period. On March 10, 2020, Leagold merged with Equinox and as a result of its reduced shareholding in the combined entity Yamana ceased to have significant influence in the investee, and therefore, discontinued equity accounting for the investment using the equity method from this date.

Other operating expenses

In the three months to June 30, 2020, the Company recorded other operating expenses of $17.2 million compared to other operating expenses of $8.7 million for the same period in 2019. Significant contributors to other operating expenses recorded in the current period included a $12.3 million mark to market loss on deferred share compensation due to the increase in the Company's share price.

Finance costs

Finance costs decreased $12.4 million or 39% in the three months ended June 30, 2020 compared to the same period in 2019 primarily due to lower interest expense in the current period, following the repayment of $800.0 million of debt during the third quarter of 2019, in connection with the sale of the Chapada mine and the Company's goal to optimize its financial position.

Other income/costs

Other costs were $6.8 million in the three months ended June 30, 2020, compared to other income of $6.5 million in the comparative period. Other income/costs is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The loss in the current period was due to foreign exchange losses and an increase in stock-based compensation expense associated with Deferred Share Units, due to the impact of the significant increase in the Company's share price in the second quarter of 2020.

Income tax expense

The Company recorded an income tax expense of $9.7 million for the three months ended June 30, 2020, compared to an income tax expense of $32.0 million for the same period in 2019. The income tax provision reflects a current income tax expense of $44.9 million and a deferred income tax recovery of $35.2 million, compared to a current income tax expense of $32.9 million and a deferred income tax recovery of $0.8 million for the three months ended June 30, 2019.

Included in the income tax expense are withholding taxes of $7.8 million for the three months ended June 30, 2020 compared to an income tax expense of $1.7 million for the same period in 2019. The income tax expense also includes mining taxes of $1.0 million for the three months ended June 30, 2020, compared to mining taxes of $4.7 million in the three months ended June 30, 2019. A recovery of $1.9 million relating to taxable items is included in the income tax expense for the three months ended June 30, 2020 compared to $10.2 million for the three months ended June 30, 2019.

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Net earnings

Net earnings for the six months ended June 30, 2020, were $45.1 million or $0.05 per share basic and diluted, compared to net earnings of $9.8 million or $0.01 per share basic and diluted for the six months ended June 30, 2019.

Net earnings and earnings per share for the six months ended June 30, 2020 and 2019 were affected by the following non-cash and other items that management believes are not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:
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	For the six months ended June 30,
(In millions of US Dollars; except per share amounts)	2020	2019
Non-cash unrealized foreign exchange (gains) losses	$(4.5)	$11.2
Share-based payments/mark-to-market of deferred share units	23.1	2.8
Mark-to-market losses on derivative contracts, investments and other assets	0.4	(0.6)
Gain on discontinuation of the equity method of accounting	(21.3)	—
Temporary suspension and standby costs	13.3	—
Other incremental COVID-19 costs	9.4	—
Other provisions, write-downs and adjustments (i)	8.3	5.9
Non-cash tax on unrealized foreign exchange losses	42.4	(14.9)
Income tax effect of adjustments	(12.4)	0.5
One-time tax adjustments	7.0	28.7
Total adjustments - increase to earnings	$65.7	$33.6
Total adjustments - increase to earnings per share	$0.07	$0.04
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

Revenue

In the six months ended June 30, 2020, revenue was $659.9 million compared to $870.6 million in the same period in 2019. The difference was primarily attributable to the absence of contributions from the Chapada mine (divested July 5, 2019), which contributed $222.4 million to revenue in the comparative period, as well as lower sales volumes from the Canadian Malartic and Cerro Moro mines, which were impacted by their respective temporary demobilization and suspension of operations as a result of the COVID-19 pandemic, and subsequent ramp up periods. The decreases in sales volumes were partially offset by higher realized prices for gold and silver in the current period, and by increases in sales volumes at the Jacobina, El Peñón and Minera Florida mines.

For a cautionary note on non-GAAP performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Performance Measures.

Cost of sales excluding DDA

Cost of sales excluding DDA decreased $169.3 million or 38% for the six months ended June 30, 2020 compared to the same period in 2019, primarily due to lower sales volumes from Canadian Malartic and Cerro Moro as discussed above, and the absence of cost of sales excluding DDA from Chapada ($107.7 million in the comparative period). Cost of sales excluding DDA was also positively impacted by ongoing operational efficiencies at Jacobina and El Peñón, improving per unit costs at these mines, and the depreciation of certain local currencies against the US Dollar.

Depletion, depreciation and amortization (DDA)

Total DDA expense decreased $64.4 million or 27% for the six months ended June 30, 2020 compared to the same period in 2019, primarily due to lower sales volumes from Canadian Malartic and Cerro Moro as discussed above, as well as lower DDA at El Peñón and Jacobina resulting from reduced rates of depletion in the current period due to additions to mineral reserves and resources at these mines announced at December 31, 2019. The comparative period also included $11.9 million of DDA related to Chapada.

General and administrative

G&A expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the six months ended June 30, 2020, G&A expenses increased $2.8 million or 7% compared to the same period in 2019, attributable to a $9.4 million increase in stock-based compensation expense, in particular in performance share units, due to the increase in the Company's share price in the first half of 2020. This was partially offset by cash reductions that have resulted from the Company's evaluation of its G&A expenses in the second quarter of 2019 to align its cost structure to the portfolio of assets that remained after the sale of the Chapada mine. The guided cash G&A rate for 2020 was $63.0 million, and the Company's cash G&A expenses of $30.0 million in the six months to June 30, 2020 were in line with this target.

Exploration and evaluation

Exploration and evaluation expenses of $5.5 million for the six months ended June 30, 2020 were relatively consistent with the same period in 2019, as expected.

Share of earnings/loss of associates
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The Company's share of net loss related to its former associate, Leagold, totalled $4.1 million for the six months ended June 30, 2020, compared to a share of earnings of $0.8 million for the same period in 2019. The loss in the current period represents Yamana's share of Leagold's losses for the period up to March 10, 2020 when Leagold merged with Equinox. As a result of its reduced shareholding in the combined entity Yamana ceased to have significant influence in the investee, and therefore, discontinued equity accounting for the investment using the equity method from this date. As aforementioned, the Company's investments in associates at June 30, 2020 comprised investments in Nomad Royalty Company and Monarch Gold, both of which were acquired in the latter half of the second quarter, and therefore, Yamana's share of earnings of these investments for the period was negligible.

Other operating expenses

In the six months to June 30, 2020, the Company recorded other operating expenses of $6.3 million. In the same period in 2019, the Company recorded other operating expenses of $13.9 million. Other operating expenses recorded in the current period included an $11.8 million mark to market loss on deferred share compensation due to the increase in the Company's share price, and various other operating expenses. These expenses were partially offset by a $21.3 million gain recognized upon the discontinuation of the equity method on the Company's investment in Leagold (now Equinox).

Finance costs

Finance costs decreased $24.0 million or 37% in the six months ended June 30, 2020 compared to the same period in 2019, primarily attributable to the lower interest expense in the current period, following the repayment of $800.0 million of debt during the third quarter of 2019, in connection with the sale of the Chapada mine and the Company's goal to optimize its financial position. The reduction in the carrying amount of debt has significantly reduced the carrying cost of interest on debt, freeing up cash for other uses or for the Company to further improve its net debt position.

Other income/costs

Other income was $6.8 million in the six months ended June 30, 2020, compared to other costs of $9.9 million in the comparative period. Other costs/income is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The gain in the current period was primarily due to foreign exchange gains as a result of the Canadian Dollar, Argentine Peso, Brazilian Real and Chilean Peso all weakening against the US Dollar during the six months ended June 30, 2020.

Income tax expense

The Company recorded an income tax expense of $45.3 million for the six months ended June 30, 2020, compared to an income tax expense of $40.0 million for the same period in 2019. The income tax provision reflects a current income tax expense of $62.1 million and a deferred income tax recovery of $16.8 million compared to a current income tax expense of $52.1 million and a deferred income tax recovery of $12.1 million for the six months ended June 30, 2019.

The tax provision was impacted by mining taxes of $10.3 million for the six months ended June 30, 2020, compared to mining taxes of $9.5 million for the same period in 2019. Withholding taxes of $9.4 million was included in income taxes for the six months ended June 30, 2020 compared to $3.4 million for the same period in 2019. A recovery of $8.3 million relating to the change in tax rate on dividends paid out of Chile is included in the income tax expense for the six months ended June 30, 2020, with no comparable amount for the six months ended June 30, 2019.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,
(In millions of US Dollars, except per share amounts)	2020	2020	2019	2019	2019	2019	2018	2018
Financial results
Revenue	$303.4	$356.5	$383.8	$357.8	$463.5	$407.1	$483.4	$424.7
Net earnings (loss)	$—	$45.0	$14.6	$201.3	$14.1	$(4.1)	$(61.4)	$(81.3)
Per share - basic and diluted	$—	$0.05	$0.02	$0.21	$0.01	$—	$(0.06)	$(0.09)

4. OPERATING SEGMENTS PERFORMANCE

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CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited ("Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended June 30,		For the six months ended June 30,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	2,350,432	3,653,110	5,386,281	7,272,230
Waste mined (tonnes)	2,059,197	3,648,622	4,712,912	7,114,553
Ore processed (tonnes)	2,353,960	2,641,584	4,810,245	5,159,061
GEO (i)
Production (ounces) (ii)	56,785	84,311	121,548	167,981
Sales (ounces) (ii)	46,662	84,487	113,055	163,711
Feed grade (g/t)	0.86	1.12	0.90	1.15
Recovery rate (%)	87.2	88.4	87.0	88.2
Total cost of sales per ounce sold	$1,359	$961	$1,261	$997
Cash costs per GEO sold (iii)	$753	$568	$732	$585
AISC per GEO sold (iii)	$986	$757	$964	$737
DDA per GEO sold	$606	$393	$529	$413

Financial (millions of US Dollars)
Revenue	$80.4	$110.4	$185.7	$213.5
Cost of sales excluding DDA	(35.1)	(48.0)	(82.8)	(95.7)
Gross margin excluding DDA	$45.3	$62.4	$102.9	$117.8
DDA	(28.3)	(33.2)	(59.8)	(67.6)
Temporary suspension, standby and other incremental COVID-19 costs	(2.3)	—	(3.2)	—
Mine operating earnings	$14.7	$29.2	$39.9	$50.2
Capital expenditures (millions of US Dollars)
Sustaining and other	$8.1	$9.8	$20.4	$17.3
Expansionary	$4.1	$8.9	$9.4	$16.6
Exploration	$0.3	$0.3	$2.7	$0.6
(i)GEO information relates to gold.
(ii)Included in the three and six months ended June 30, 2020 gold production figures include 2,651 and 5,625, respectively, of pre-commercial production, related to the Company's 50% interest in the Canadian Malartic mine's Barnat deposit. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

For the second quarter of 2020, Canadian Malartic's mill throughput was greater than plan due to a faster than planned ramp up, while feed grade and recoveries were in line with the plan, resulting in production being greater than plan. In addition, the month of May saw record monthly mill throughput with 63,991 tpd. Production is not directly comparable to prior period as a result of the temporary suspension of operations earlier in the year and through part of the second quarter, in addition to the prior period having processed higher grade ore in line with mine plan sequencing.

The Canadian Malartic mine entered care and maintenance on March 24, 2020, in response to government restrictions related to COVID-19 that required mining companies to minimize operational activities. During this period, Canadian Malartic developed a robust plan of preventative measures against COVID-19 to ensure the health and safety of its employees, families, and communities. On April 14, 2020, following the Government of Quebec’s decision to authorize the resumption of mining activities, the Partnership announced that the Canadian Malartic would resume operations starting on April 15, 2020. The remobilization occurred with full attention to the health and safety of returning employees, contractors, and suppliers. These precautionary measures complied with the recommendations of the Quebec Department of Public Health and the province’s Committee on Standards, Equity, and Occupational Safety (CNESST) and include enhanced screening of all individuals entering the mine, including temperature checks; mandatory social distancing; enhanced sanitization and disinfecting; and preparedness planning in the event of a suspected or confirmed case of COVID-19. The ramp-up progressed faster than expected, and mill throughput in each of May and June exceeded 60,000 tonnes per day, partially offsetting the impacts from the downtime and lower production rates during the ramp-up in April.

Production, excluding 2,651 ounces of gold of pre-commercial production from Barnat (on a 50% basis), exceeded sales by 7,472 ounces of gold for Canadian Malartic. During the first quarter, upon placing the plant at Canadian Malartic in care and
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maintenance inventory levels were reduced resulting in higher sales compared with production for the period. In the second quarter, with the resumption of operations, this impact was reversed and finished goods inventory was returned to normal levels, which resulted in production exceeding sales during the second quarter.

Unitary costs during the period were impacted by the aforementioned facts which reduced production and increased the fixed costs per GEO produced and sold. Unitary costs are not directly comparable to the same period in 2019 due to the comparative period's higher production. Although DDA decreased period over period, the comparatively lower production increased the per unit DDA associated with fixed and straight line depreciated assets.

The ramp-up of the Barnat deposit is progressing ahead of schedule and is expected to continue throughout 2020, with meaningful contributions to begin in 2021. On a 50% basis, a total of $4.6 million of expansionary capital expenditures was spent during the quarter on the Extension Project. The highway 117 road deviation was opened to traffic in 2019, with the remaining extension work focused on overburden stripping and topographic excavation continuing according to plan, with the first crown pillar blasted in the first half of the year. During the second quarter of 2020, Barnat produced 2,651 ounces of gold on a 50% basis. Fourth quarter grade at Canadian Malartic is expected to increase because of the greater contribution from higher grade Barnat ore.

As part of ongoing stakeholder engagement, the Partnership reached a collaboration agreement with four Anishinabeg First Nations’ communities located near the operation. The agreement is the result of two years of work with the communities and sets out measures to increase participation for the communities’ with regards to training, job and business opportunities and environmental protections until 2027.

During the first quarter, exploration programs were halted for part of the quarter due to COVID-19 restrictions, and re-started on May 11, 2020 with a gradual ramp up of drilling activities. The Company continues to advance studies related to the underground mineral resources at Canadian Malartic, and the main focus of exploration during the second quarter was to provide support for an aggressive infill drill program at East Gouldie, with 10 diamond drill rigs to define and expand underground mineral resources. The Company, along with its partner, has increased the exploration budget due to positive exploration drilling results to C$15.0 million from C$12.5 million, at 50%. The C$5.0 million total increase on a 100% basis, will allow for approximately 17,000 more exploration metres to be drilled, with a target to complete 126,000 metres of drilling by year end. The Company and its partner have now authorized the construction of surface infrastructure and an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing to continue studies to a greater detail. The new ramp will also provide the ability to carry out bulk sampling of up to 40,000 tonnes of ore. With governmental approval already in hand, construction of surface infrastructure and the portal in preparation for development of the ramp is expected to begin in August of 2020, with a budget of C$6.0 million for the remainder of the year on a 50% basis. The objective is to commence development of the ramp in the fourth quarter, which is anticipated to take approximately two years to complete. A further update, including an update on exploration, will be provided in the third quarter. Some additional drilling is underway at the Nessi target on the East Amphi project, where several new intercepts show promise with broad intervals of low grade gold mineralization and follow-up drilling is in planned for the second half of the year.

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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended June 30,		For the six months ended June 30,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	620,429	550,154	1,226,421	1,091,626
Ore processed (tonnes)	624,570	563,659	1,220,716	1,097,743
GEO (i)
Production	45,646	38,951	89,584	77,568
Sales	45,515	37,685	89,021	76,174
Feed grade (g/t)	2.35	2.22	2.37	2.26
Recovery rate (%)	96.6	96.7	96.3	97.1
Total cost of sales per GEO sold	$771	$1,019	$776	$1,048
Cash costs per GEO sold (ii)	$510	$674	$511	$655
AISC per GEO sold (ii)	$666	$921	$712	$876
DDA per GEO sold	$261	$345	$264	$393

Financial (millions of US Dollars)
Revenue	$77.9	$50.0	$147.3	$100.0
Cost of sales excluding DDA	(23.2)	(25.4)	(45.5)	(49.9)
Gross margin excluding DDA	$54.7	$24.6	$101.8	$50.1
DDA	(11.9)	(13.0)	(23.5)	(29.9)
Temporary suspension, standby and other incremental COVID-19 costs	(1.2)	—	(1.2)	—
Mine operating earnings	$41.6	$11.6	$77.1	$20.2
Capital expenditures (millions of US Dollars)
Sustaining and other	$4.7	$6.3	$11.4	$9.7
Expansionary	$3.6	$4.7	$7.9	$15.1
Exploration	$0.7	$1.1	$2.7	$2.1
(i)GEO information relates to gold.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.
Jacobina once again exceeded its production plan, posting a sixth consecutive quarter of record setting gold production at 45,646 ounces. The record production resulted from higher grade and increased throughput compared to plan, with the Phase 1 expansion objective of 6,500 tpd processed achieved during the first quarter of 2020, a full quarter ahead of schedule. The project has exceeded plan, with an average plant throughput of 6,853 tpd achieved in the second quarter. Given the success of Phase 1, the Company is assessing whether the results of Phase 1 can be further optimized with incremental improvements to plant throughput and stability, without affecting gold recoveries of 96% to 97%. For further information on Phase 1 and Phase 2 developments at Jacobina please refer to Section 5: Construction, Development, Other Initiatives and Exploration. Recovery rates for the second quarter were in line with plan and the comparative quarter. As a result of strong operational results, Jacobina increased its 2020 production guidance by 6,000 GEO.

Unitary costs of production and sales exceeded plan in the second quarter of 2020, and were lower than the second quarter of 2019. This was the result of record production in association with higher grade ore and increased throughput, and the positive impact as a result of the devaluation of the Brazilian Real compared to the US Dollar. Underground mine development work is in line with the mine plan at 1,500 metres per month, to sustain the current production rate of 6,500 tpd with sufficient operational flexibility.

Exploration was impacted by COVID-19 related restrictions at Jacobina during the months of April and May with an initial suspension of drilling activities in April and gradual return to service with five drills working by the end of the quarter. Approximately 835 metres of drilling were completed at Jacobina in the second quarter of 2020, including 342 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, and 493 metres of exploratory drilling dedicated to defining new inferred mineral resources. As a result of better than anticipated infill drilling results from first quarter activity, drilling activities will be weighted more toward exploration in the third quarter. Infill drilling in the second quarter included one hole at Moro do Vento Norte, and completion of three previously suspended holes at João Belo South Extension and Moro do Vento Norte. Initial infill drill results received during the second quarter continue to return positive intercepts from Canavieiras Sul, Moro do Vento Norte and João Belo South Extension sectors, where good potential has been established for adding high-quality indicated mineral resources near existing mine infrastructure. Resource modelling updates for these areas are currently underway with updated resources expected for year-end reporting.

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Exploration drilling in the second quarter of 2020 included two drill holes targeting the connector zone between Canavieiras Sul and Canavieiras Central, where the focus has been on extending the reefs and stepping out further from the positive intersections encountered last year. Drilling results received in the second quarter in this area confirm the potential between the two mines along a 300m strike length associated with the LVL, MU and LU reefs and along an almost 600m strike length within the Maneira Reef. An exploratory drift that will connect Canavieiras Sul and Canavieiras Central is planned to be ready in late third quarter, which will open up this region for additional drilling.

A single drill hole completed along the southern down-dip extension at Morro do Vento Sul during the second quarter, where previous drilling results have been positive, extends mineralization a further 150 m down dip, where mineralization remains open down dip and along strike. Compilation, re-logging and sampling of historic drilling in João Belo Sul was completed and confirmation and infill drilling from surface will commenced here during the third quarter. This information will be compiled into a new inferred resource by the first quarter of 2021. Surface exploration continues to advance other near-mine targets, with geological mapping and sampling defining possible new drill targets at Barracão, located at the northern limit of the Jacobina Norte project.

CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended June 30,		For the six months ended June 30,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	42,390	91,556	129,693	171,118
Waste mined (tonnes)	827,033	1,828,414	1,962,455	3,685,400
Ore processed (tonnes)	37,781	88,249	130,720	180,134
GEO
Production	15,451	44,751	49,092	107,367
Sales	21,310	82,278	53,021	125,638
Total cost of sales per ounce sold	$1,507	$1,188	$1,587	$1,197
Cash costs per ounce sold (i)	$1,017	$677	$964	$686
AISC per ounce sold (i)	$1,450	$836	$1,380	$838
DDA per ounce sold	$490	$518	$622	$517
Gold
Production (ounces)	8,175	29,643	26,918	68,114
Sales (ounces)	11,391	53,989	29,015	82,461
Feed grade (g/t)	7.37	10.97	6.93	12.45
Recovery rate (%)	91.3	94.6	92.4	94.3
Silver
Production (ounces)	730,571	1,328,251	2,105,511	3,349,740
Sales (ounces)	1,033,803	2,483,342	2,316,975	3,734,241
Feed grade (g/t)	640.79	504.04	532.14	618.18
Recovery rate (%)	93.9	94.5	94.1	94.7

Financial (millions of US Dollars)
Revenue	$37.5	$109.7	$90.3	$166.3
Cost of sales excluding DDA	(21.7)	(55.1)	(51.1)	(85.5)
Gross margin excluding DDA	$15.8	$54.6	$39.2	$80.8
DDA	(10.4)	(42.6)	(33.0)	(64.9)
Temporary suspension, standby and other incremental COVID-19 costs	(9.4)	—	(10.5)	—
Mine operating (loss) earnings	$(4.0)	$12.0	$(4.3)	$15.9
Capital expenditures (millions of US Dollars)
Sustaining and other	$4.0	$3.6	$11.3	$5.8
Expansionary	$0.1	$0.4	$0.3	$0.9
Exploration	$2.5	$5.6	$5.1	$7.3
(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

The ramp-up at Cerro Moro has been slower than expected due to continued inter-provincial travel restrictions which have impacted worker availability. Following the ramp-up, Cerro Moro's plant is expected to return to its optimized 1,110 tpd
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throughput, and the expectation is that this throughput level will be maintained going forward. Cerro Moro silver feed grade and recoveries were in line with plan during the quarter, notwithstanding the partial demobilization and mobilization, as a result of higher grade silver ore zones being accessed. Due to the impacts associated with COVID-19, Cerro Moro production is not directly comparable to prior periods. Cerro Moro continues to transition to more mill feed coming from the underground mines, which are higher grade than the open pits. The majority of mill feed in the second half of 2020 is planned to come from four underground mines (Escondida Far West, Zoe, Escondida Central, and Escondida West), with grade expected to increase sequentially in the third and fourth quarters.
Cerro Moro resumed operations on April 3rd, 2020 following the Argentine Government declaring mining an essential service; however, ongoing provincial restrictions over interprovincial travel have temporarily extended the length of the operational ramp-up. While the restrictions have extended the ramp-up period, they have also resulted in potential long-term improvements to the operation relating to efficiencies, as the mine continued operating with a significantly reduced workforce during the quarter. Despite operating with 48% of its regular work force during June, the mine achieved 77% of its target tonnage rate and 62% of its planned development rate. During the ramp-up period, Cerro Moro has also begun implementing a series of further initiatives to improve efficiency and production, including optimizing mine sequencing, improvements to drill and blast processes, and a review of mine design aimed to lower costs and accelerate development of high grade zones. While the impacts due to the government restrictions are expected to be temporary in nature, the benefits from improvements to operational efficiencies are expected to be long-term.

Unitary costs during the period were impacted by the aforementioned facts which reduced production and increased the fixed costs per GEO produced and sold. Unitary costs are not directly comparable to the same period in 2019 due to the comparative period's higher production.

Exploration during the second quarter at Cerro Moro was impacted by continued COVID-19 labour and travel restrictions, with 2,600 metres of drilling completed. Drilling focused on conversion of inferred mineral resources to indicated mineral resources. Infill drilling was conducted at the Zoe, Escondida FE and Martina targets.

A gradual ramp up of activities is currently underway at Cerro Moro as COVID-19 restrictions start to be lifted, with two drill rigs currently active and a third rig active in the third quarter. Exploration drilling in the second quarter was limited to two holes at the Naty target extensions. As work begins to ramp up in the third quarter, additional focus will be placed on exploration and two rigs may be allocated to exploration drilling, focusing initially on advancing the Bella Vista, Michele Norte and Michele Extension and La Negrita targets.

In addition, sampling is underway and will include a 320 metre PQ diameter drill program at Michele, Michele Ext, Carlita and Tres Lomas to provide material for geometallurgical column leach tests as part of an ongoing evaluation of near-surface oxide and low-sulfide material potentially suitable for low cost open pit extraction and processing.

Gold-Spot Discoveries has been contracted to work with the exploration team at Cerro Moro to apply machine learning algorithms to the extensive, high-quality exploration database developed by the project team over the last two years. Data sets include extensive geophysical coverage, including over 145,000 hectares of recent magnetic and radiometric data and 75 line-kilometres of CSAMT (controlled source audio-frequency magnetotelluric) survey, 15,912 soil and 10,549 surface rock samples, remote sensing, spectral and geological mapping data, collected systematically across the 150,000 hectare property. This work is expected to help drive an aggressive drill program in the second half of the year.

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EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended June 30,		For the six months ended June 30,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	254,125	220,890	518,850	443,138
Ore processed (tonnes)	274,110	306,091	597,082	622,531
GEO
Production	47,925	44,231	104,766	90,140
Sales	46,134	43,407	103,408	90,706
Total cost of sales per GEO sold	$998	$1,394	$968	$1,360
Cash costs per GEO sold (i)	$667	$917	$633	$864
AISC per GEO sold (i)	$942	$1,287	$879	$1,180
DDA per GEO sold	$331	$477	$335	$496
Gold
Production (ounces)	35,760	34,646	77,990	68,672
Sales (ounces)	34,432	33,737	77,254	68,548
Feed grade (g/t)	4.42	3.76	4.35	3.66
Recovery rate (%)	93.2	93.9	93.9	93.5
Silver
Production (ounces)	1,277,238	843,585	2,633,149	1,838,394
Sales (ounces)	1,206,629	855,046	2,594,596	1,902,063
Feed grade (g/t)	172.79	98.18	159.98	106.50
Recovery rate (%)	86.2	87.1	86.6	85.6

Financial (millions of US Dollars)
Revenue	$78.3	$57.0	$170.2	$118.6
Cost of sales excluding DDA	(30.7)	(39.8)	(65.5)	(78.4)
Gross margin excluding DDA	$47.6	$17.2	$104.7	$40.2
DDA	(15.3)	(20.7)	(34.6)	(45.0)
Temporary suspension, standby and other incremental COVID-19 costs	(2.4)	—	(2.7)	—
Mine operating earnings (loss)	$29.9	$(3.5)	$67.4	$(4.8)
Capital expenditures (millions of US Dollars)
Sustaining and other	$6.6	$7.9	$14.2	$14.6
Expansionary	$—	$0.2	$—	$0.2
Exploration	$3.8	$5.7	$6.4	$9.6
(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

El Peñón had a strong second quarter, with both gold and silver production higher than plan and the comparative prior year period, primarily due to processing higher grade ore. The Company continued to mine high-grade gold areas, which continue to reconcile well with mineral reserve grade, and draw from the low-grade stockpile. Silver grade and production were higher than plan due to processing ore from the Chiquilla Chica open pit, which is a high grade silver area. Similar to the strategy previously undertaken at Jacobina, increasing mine development rates has greatly improved operational flexibility. In the second half of the year, expected higher grades and tonnage will result in a back-half loaded production profile.

Second quarter unitary costs were better than plan and the comparative period, due to the positive impact of higher GEO production, and costs benefiting from both cost savings initiatives and the devaluation of the Chilean Peso during the period. With the ongoing focus to increase mine development rates, El Peñón has increased the number of available underground production zones and is expected to support the current level of mine production and feed grades going forward. Mine development is currently occurring at a rate that exceeds 3,000 metres per month, and unitary costs have been favourably impacted.

The El Peñón exploration program did not experience any significant setbacks due to COVID-19 restrictions and operated for most of the quarter normally. Approximately 27,300 metres of drilling were completed at El Peñón during the second quarter of 2020, representing about 21% and 20%, respectively, of planned full-year infill and new resource drilling in line with plan. Infill drilling during the quarter to convert inferred mineral resources to indicated mineral resources, included approximately 9,200
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metres completed in 16 areas, including: Diablada, Angelina, Pampa Campamento, Dorada FW W, Martillo Flat, Martillo Centro Sur, Paloma, Abundancia, Aleste, Cerro Martillo, El Valle, Esmeralda, Esmeralda NE, Flat SSE, Playa and Ventura. Positive results were received from Pampa Campamento, Martillo Flat and Diablada, where new resources are expected for year end, as well as from Providencia, Paloma and Esmeralda.

Exploration drilling of approximately 15,200 metres was completed during the quarter, testing 17 sectors. Positive results were returned from Discovery Wash, Esmeralda NE, Martillo Flat Este and Pampa Campamento. Testing depth extensions of known veins below low angle offsets continues to provide confirmation of structural models, with good results. Positive results at depth at El Valle, Abundancia and Aleste, confirm the continuity of mineralization down dip below low angle faulting, and additional drilling may be executed in these sectors in the third quarter. District exploration continues to build on previous exploration targets with 1,648 soil and rock samples collected and approximately 2,900 metres of drilling. Significant new gold and pathfinder in soil anomalies are providing good drill targets for testing in the second half of the year.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended June 30,		For the six months ended June 30,
Key Performance Information	2020	2019	2020	2019
Operating
Ore mined (tonnes)	166,286	162,866	357,587	343,606
Ore processed (tonnes)	179,739	164,284	386,922	354,350
GEO (i)
Production	17,775	16,293	40,338	35,947
Sales	17,137	18,139	40,608	38,101
Feed grade (g/t)	3.31	3.57	3.49	3.47
Recovery rate (%)	92.9	91.8	93.0	92.1
Total cost of sales per GEO sold	$1,404	$1,396	$1,395	$1,296
Cash costs per GEO sold (ii)	$907	$890	$881	$860
AISC per GEO sold (ii)	$1,234	$1,299	$1,158	$1,252
DDA per GEO sold	$497	$506	$514	$437

Financial (millions of US Dollars)
Revenue	$29.3	$23.7	$66.4	$49.8
Cost of sales excluding DDA	(15.6)	(16.2)	(35.8)	(32.8)
Gross margin excluding DDA	$13.7	$7.5	$30.6	$17.0
DDA	(8.5)	(9.2)	(20.9)	(16.6)
Temporary suspension, standby and other incremental COVID-19 costs	(3.9)	—	(5.1)	—
Mine operating earnings (loss)	$1.3	$(1.7)	$4.6	$0.4
Capital expenditures (millions of US Dollars)
Sustaining and other	$2.7	$3.3	$5.3	$6.3
Expansionary	$3.4	$2.8	$6.6	$5.4
Exploration	$1.5	$2.1	$3.1	$5.1
(i)GEO information relates to gold.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Minera Florida had an exceptional second quarter, with production higher than both plan and the comparative prior year period, primarily due to higher feed grade and increased tonnes processed, largely as a result of continuing improvements in productivity with contributions from the Pataguas and Don Leopoldo mining zones. Mine management has recently taken actions to improve mechanical availability, and the Company is now reactivating and optimizing formerly decommissioned ore passes, which will reduce hauling distances and associated costs. Throughput is expected to increase in the second half of the year and favourably impact production.

During the month of March, in conjunction with local authorities and unions, the mine implemented a temporary workforce reduction at Minera Florida for individuals not from the region in which Minera Florida is located to enhance social distancing and reduce the possibility of community infection. The Company is taking extra precautions to ensure the community infection rates remain controlled. The temporary reduction continues to be in effect and has carried into July.

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Unitary costs were better than plan, and in line with the comparative prior year period, due to higher production and the positive impact of the devaluation of the Chilean Peso compared to the US Dollar. In addition, the implementation of cost control initiatives over the past year have begun to positively impact unitary metrics.

At the processing plant, the previously discussed modest investment demonstrated initial improvements to the recovery rate and those improvements continue to be observed. Further studies suggest that with additional improvements to the leaching circuit, expected recovery rates could increase and reach up to 94%. Additionally, processing rates continue to benefit from mill optimization initiatives.

At Minera Florida, restrictions due to COVID-19 impacted drilling activities early in the quarter, but the project achieved a gradual return to full activity by mid-quarter, completing approximately 6,700 metres of total drilling representing 16% of planned full-year infill and new resource drilling.

Approximately 3,750 metres of infill drilling was completed at six targets, including Patagua, Don Leopoldo, Satélite PVS, Centenario-Centenario Sur, Hallazgo and Polvorín dedicated to converting inferred mineral resources to measured and indicated mineral resources. Significant new intercepts were encountered in both the Patagua and Don Leopoldo veins and at the Polvorín vein. Exploration drilling included approximately 2,950 metres, completed at five targets, including Don Alex, Bandolera, Polvorín (west of La Flor fault), La Charra and Fantasma, dedicated to the discovery of new deposits or definition of new inferred mineral resources. Good results were returned from the Bandolera, Fantasma Corridor, Polvorín and La Charra areas. Growth in these new sectors of the mine including the Patagua-Don Leopoldo, Fantasma and new targets west of Maqui such as Bandolera are considered significant as they expand resources in new areas of the mine increasing operational flexibility as well as mine life.

5. CONSTRUCTION, DEVELOPMENT, AND OTHER INITIATIVES

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Company has several construction, development and advanced stage projects underway. Notable progress relating to some of these key initiatives include, but are not limited to the following:

Jacobina, Brazil

The Phase 1 optimization project was completed in June. The project has exceeded expectations, with an average plant throughput of 6,853 tpd achieved in the second quarter. Given the success of Phase 1, the Company is assessing whether the results of Phase 1 can be further optimized with incremental improvements to plant throughput, without affecting recoveries of 96% to 97%.

In parallel to the incremental optimization of Phase 1, the Company is studying the increase in throughput to 8,500 tpd, referred to as the Phase 2 optimization. A pre-feasibility study for Phase 2 was completed in April with positive results. The throughput increase is expected to be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. If implemented, the Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, reduce costs, and generate significantly more cash flow and attractive returns. The total capital cost of the Phase 2 expansion is estimated at $57.0 million, of which $35.0 million is for the processing plant, $14.0 million is for underground mining, and $8.0 million is for infrastructure.

Detailed engineering for the Phase 2 optimization is scheduled to commence in the third quarter, with a feasibility study to be completed by mid-2021. However, it is the Company's intention to optimize and stabilize the additional milling rate improvements that were originally included in Phase 1, which are now considered as incremental optimizations beyond Phase 1, before proceeding to Phase 2.

Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. A concept study was completed in the second quarter, with preliminary results indicating that the project has the potential to reduce environmental footprint, extend the life of the existing Tailings Storage Facility, and improve mining recovery, resulting in an increased conversion of mineral resources to mineral reserves. The current backfill system design includes a tailings classification plant, located close to the existing processing plant, and two backfill preparation plants at the Joao Belo and Morro do Vento mines. The Company is advancing the backfill project to a feasibility study, to be completed in early 2021.

Canadian Malartic (50% interest), Canada

The ramp-up of the Barnat deposit is expected to continue throughout 2020, with meaningful contributions to begin in 2021. On a 50% basis, expansionary capital expenditures related to the Canadian Malartic Extension Project were $4.6 million during the second quarter. The Highway 117 road deviation has been completed and opened to traffic, with the remaining extension work focused on overburden and rock stripping expected to be completed in 2021.

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The Partnership continues to advance and evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including the new mineralized zone discovery of East Gouldie as well as the Odyssey, East Malartic, Sladen, Sheehan, and Rand zones. These discoveries have the potential to provide new, mostly underground sources of mineralization for the Canadian Malartic mill which would extend mine life.

The Company continues to advance studies related to the underground mineral resources at Canadian Malartic, and the main focus of exploration during the second quarter was to provide support for an aggressive infill drill program at East Gouldie, with 10 diamond drill rigs to define and expand underground mineral resources. The Company, along with its partner, has increased the exploration budget due to positive exploration drilling results to C$15.0 million from C$12.5 million, at 50%. The C$5.0 million total increase on a 100% basis, will allow for approximately 17,000 more exploration metres to be drilled, with a target to complete 126,000 metres of drilling by year end. The Company and its partner have now authorized the construction of surface infrastructure and an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing to continue studies to a greater detail. The new ramp will also provide the ability to carry out bulk sampling of up to 40,000 tonnes of ore. With governmental approval already in hand, construction of surface infrastructure and the portal in preparation for development of the ramp is expected to begin in August of 2020, with a budget of C$6.0 million for the remainder of the year on a 50% basis. The objective is to commence development of the ramp in the fourth quarter, which is anticipated to take approximately two years to complete. A further update, including an update on exploration, will be provided in the third quarter.

Agua Rica, Argentina

Agua Rica is a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina, 25 kilometres north of the town of Andalgalá. The project has proven and probable mineral reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral resources include 259,900 tonnes of measured and indicated mineral resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, inferred mineral resources of 742,900 tonnes represent significant upside potential to further define an increase mineral reserves and life of mine.

On March 7, 2019, the Company announced that it had entered into an integration agreement with Glencore International AG and Newmont Corporation. Pursuant to the integration agreement, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Alumbrera in the Catamarca Province of Argentina. The Company would own 56.25% of the integrated project.

The integration is expected to be completed in the third quarter, after which the Integrated Project would be managed as a combined operation. In addition to the considerable infrastructure, tailings system and processing plant available, there is also significant cash in the treasury at Alumbrera.

Under the agreement, Yamana would maintain its controlling ownership interest in the Integrated Project at 56.25%, while Glencore would retain its 25.00% interest and Newmont would retain its 18.75% interest.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine has significant merit. Given the proximity of the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera, this provides the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica. This approach will create a unique high-quality and low-risk brownfield project, with an optimized environmental footprint, that will bring significant value to shareholders, local communities and stakeholders. Agua Rica hosts a large scale, long life copper mineral resource with associated gold, silver, and molybdenum while the Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan.

The Parties established a Technical Committee to direct the advancement of the Integrated Project. The Committee oversaw the completion of a PFS, and the Company announced the positive PFS results on July 19, 2019, underscoring Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities.

The PFS highlights are:

•Proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 13% to 7.4 million ounces
•Initial long mine life of 28 years
•Annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production
•Cash costs decreased to $1.29 per pound and AISC decreased to $1.52 per pound for the first ten years of production
•NPV increased to $1.935 billion and an increased IRR of 19.7%(ii)

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
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(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The PFS for the Integrated Project considers the Agua Rica deposit mined via a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 40 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required. The conveyor will extend 35 kilometres to the Alumbrera process plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore in order to produce copper and by-products concentrate, which will then be transported to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy will be studied in the next design phase.

This PFS provides the framework for the preparation and submission of a new Environmental Impact Assessment (“EIA”) to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The Companies have begun the EIA process in 2019, given the level of significant detail in the PFS.

The Technical Committee advanced optimization studies in late 2019 and early 2020, and is now advancing towards a full Feasibility Study on the Integrated Project, with updated mineral reserve, production and project cost estimates. It has also obtained an Exploration Permit from the local authorities in order to conduct field work for the Feasibility Study and collect additional information for the Integrated Project EIA. COVID-19 has introduced uncertainty into the timeline relating to the completion of the Feasibility Study, mainly due to environmental permit approvals and field work, although as the permit process is well advanced, work preparation has begun in anticipation of receiving necessary authorizations in normal course. The results of the Feasibility Study are expected during 2021.

The most recent technical studies have confirmed that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the PFS results. Further tests and studies are scheduled for the Feasibility Study stage in order to confirm and optimize the concentrate transportation capacity of the pipeline and the mining plan to support higher throughput. In addition, upside opportunities have already been identified by re-sequencing low grade stockpile, and are expected to provide significant further value for the integrated project. The estimated expenses for the Company to advance the project through the Feasibility Study and EIA are in the range of $20.0 million to $25.0 million for the next 3 years, representing a manageable and modest investment in relation to the value creation of advancing the Integrate Project to the next phases of development.

After a strategic review, the Company has concluded that Agua Rica represents an excellent development and growth project which the Company intends to continue to advance through the development process through the Company's controlling interest in the project.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Leagold-Equinox Merger and Subsequent Partial Disposal

On December 16, 2019, Leagold and Equinox jointly announced that the companies had entered into a definitive agreement to combine in an at-market merger. On March 10, 2020, the companies announced that the merger had been completed. The combined company continues as Equinox Gold under the ticker symbol “EQX” on both the Toronto Stock Exchange and the New York Stock Exchange.

Immediately prior to the completion of the merger, Yamana owned 20.4% of the outstanding common shares of Leagold. Pursuant to the transaction, Leagold shareholders received 0.331 of an Equinox share for each Leagold share held. This resulted in Yamana owning approximately 9% of the combined company.

Yamana concluded that, as a result of its reduced shareholding, it no longer had significant influence over the investee, and therefore, discontinued accounting for the investment using the equity method from the date of the completion of the merger. Yamana recorded a gain on discontinuation of the equity method of $21.3 million, which is included in other operating income (expenses) for the three months ended March 31, 2020. The investment in Equinox is accounted for as a financial asset at fair value through other comprehensive income.
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On April 15, 2020 the Company sold 12,000,000 Units of Equinox at a price of C$10.00 per Unit to qualified purchasers, for gross proceeds of C$120.0 million. Each Unit consists of one common share of Equinox owned by the Company and one-half of a common share purchase warrant. Each full warrant entitles the holder thereof to acquire one additional common share of Equinox owned by the Company at an exercise price of C$13.50 for a term of 9 months from the date of issue. In the event all warrants are exercised, the total gross proceeds to the Company would be C$201.0 million. The Company closed the first phase of the transaction on April 15, 2020 and received proceeds of C$120.0 million. The disposition of the 12,000,000 shares resulted in a 5.56% decrease in Yamana’s shareholding in Equinox, on a non-diluted basis. Yamana now holds 7,200,000 Equinox Shares, representing approximately 3% of the issued and outstanding Equinox Shares, on a non-diluted basis.

Sale of Royalty Portfolio Assets

On May 27, 2020, the Company announced the completion of the sale of its portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Portfolio”) to Nomad Royalty Company Ltd. (formerly, Guerrero Ventures Inc.) (“Nomad”) for total consideration of $64.2 million (the "transaction").

The assets in the Royalty Portfolio sold in the transaction:

•A 1% net smelter return royalty (“NSR”) on gold production and 2% NSR on base metals from the Riacho dos Machados (“RDM”) gold mine operating in Minas Gerais, Brazil;
•A 2% NSR on oxide gold production from the Gualcamayo gold mine operating in San Juan, Argentina, once the operation produces approximately 275,000 ounces from January 1, 2020;
•A 1.5% NSR on production from the DCP at the Gualcamayo gold mine;
•A $30.0 million cash payment receivable upon declaration of commercial production at the DCP; and
•A 2% NSR on production from the Suruca project in Goiás, Brazil.

The fair value of the consideration at closing of the transaction was as follows:

•$10.0 million in cash;
•$10.8 million, being the fair value of the $10.0 million deferred cash payment. The deferred cash payment is measured at fair value due to the convertible nature of the financial instrument (detailed below); and
•$43.4 million in Nomad common shares at a price of C$0.90 per share with a lock-up period of six months from the transaction date.

Prior to closing of the transaction, Nomad elected to pay $10.0 million of the cash consideration through a deferred cash payment (the “Deferred Cash Payment”). Under this election, Yamana will receive interest at 3% calculated and payable on a quarterly basis, and the Deferred Cash Payment may be converted at any time, in whole or in part, by the holder into shares of Nomad at C$0.90 per share. The Deferred Cash Payment is due for payment in full at the end of two years. However, Nomad may pay the Deferred Cash Payment in full at the end of one year, subject to additional payment by Nomad equal to 5% of the Deferred Cash Payment, and the right of Yamana to convert the Deferred Cash Payment into shares of Nomad at a price of C$0.90 per share. The instrument creating the Deferred Cash Payment can be transferred to a third party at any time.

In conjunction with the acquisition of Yamana’s Royalty Portfolio, Nomad acquired a portfolio of precious metals royalty, stream and gold loan assets from funds related to Orion Resource Partners (USA) LP (collectively, “Orion”) for total consideration of $268.0 million. Guerrero satisfied the purchase price payable to Orion by issuing $268.0 million in common shares of Nomad at a price of C$0.90 per share, with a lock-up period of 12 months.

Following the completion of the sale, Orion and Yamana held approximately 77% and 13% of the outstanding shares of Nomad, respectively. As Yamana will be represented on Nomad's board of directors, the Company concluded that it has significant influence over Nomad, and the share position has been accounted for as an investment in associate using the equity method.

As at July 22, the implied fair value of the consideration received in the transaction totalled $102.6 million, due to the appreciation of the Nomad share price from C$0.90 to C$1.53.

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the biggest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As
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noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option calls for the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 57.6% held Agua de la Falda joint venture with Codelco, located in northern Chile, near El Salvador in the Atacama region. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low capital starter-project based on the remaining oxide inventory in heap leach pads and open pits with positive results and quick payback. The Company is also evaluating exploration plans with its partner on the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

6. EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built large land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort will allow for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. The following are key elements and objectives of the generative exploration program:

•Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
•Add new inferred mineral resources of at least 1.5 million ounces of gold equivalent within the next three years to move at least one project towards a preliminary economic assessment.
•On a longer term basis, advance at least one project to a mineral inventory that is large enough to support a mine plan demonstrating positive economics with annual gold production of approximately 150,000 ounces for at least eight years.
•Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.

The generative exploration program will at first focus on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. These project stages are categorized and defined as follows:

•Tier One - Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years.
•Tier Two - Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid resource growth.
•Tier Three - Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing.

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The Company is confident that its exploration pipeline includes projects that can meet its shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category within three years as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.

During the second quarter, exploration drilling and related field activities were impacted by COVID-19 related restrictions in most jurisdictions, with most projects halted in March and or April. Exploration experienced a gradual ramp up at the end of the second quarter with drilling activities in Brazil reinitiated at Ivolandia to test the near surface oxide targets, and with near surface resource expansion and exploration program at Lavra Velha. Ramp up to drilling was also initiated at Borborema, where new drilling as well as an airborne geophysical survey testing copper-gold rock and soil anomalies for new geophysical targets is expected to take place early in the third quarter. Exploration in Chile on projects located north of the El Peñón mine returned encouraging initial surface and drilling results, with follow up drilling expected in the third quarter.

Exploration Expenditures

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2020	2019	2020	2019
Exploration and evaluation capitalized (i)	$9.2	$16.5	$22.9	$28.5
Exploration and evaluation expensed (ii)	2.9	2.7	5.5	5.2
Total exploration and evaluation expenditures	$12.1	$19.2	$28.4	$33.7
(i)Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets. Details by mine can be found in the Capital Expenditures table in Section 1: Highlights and Relevant Updates.
(ii)Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprised of three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

Exploration at the Monument Bay project in 2019 and 2020 has included the evaluation and definition of higher grade ore shoots at the Twin Lakes resources as part of an assessment considering the project as an underground mine rather than an open pit mine. While resources under this option would be below current levels, this would be an economically attractive alternative with lower capital investment, reduced environmental footprint, and clear upside exploration potential. A new high- grade geological model is being evaluated while several well-defined high-grade zones along a 4 kilometre strike length of the deposit have been identified. Diamond drilling during the first half of 2020 focused on shallow infill testing of the higher grade zones projected to surface, with several good intercepts received in the second quarter, confirming the orientation of higher grade mineralization and providing additional targets for follow up drilling in the second half of 2020.

Property wide exploration was expanded in 2019 and continued during the first quarter of 2020 utilizing a heli-portable RC drill rig to sample overburden glacial till and top-of-bedrock, with drilling completed on a 1,000 metre grid covering roughly two thirds of the property area. Results received during the second quarter for both geochemical gold and pathfinder elements in the till as well as top of bedrock gold and other indicator element anomalies are successfully delineating target areas for follow up RC and eventually diamond drilling, which is anticipated to take place during the 2020-2021 field season. This exploration methodology opens up the little-explored remainder of the Monument Bay property to exploration and represents a significant step forward toward advancing this prospective land package. In 2020, the drilling program will be augmented with evaluation of other exploration methods, including pilot test work of a number of geophysical techniques including IP and CSAMT, as warranted.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics together with government geological survey till geochemistry support a highly prospective environment for folded iron formation hosted gold. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with New Dimension Resources, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN.

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7. FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	June 30, 2020	December 31, 2019
Cash and cash equivalents	$324.8	$158.8
Current assets (including cash and cash equivalents)	577.7	401.6
Non-current assets	6,621.3	6,715.6
Total assets	$7,199.0	$7,117.2
Current liabilities (excluding current portion of debt)	381.3	352.2
Non-current liabilities (excluding long-term debt)	1,475.9	1,497.2
Debt (current and long-term)	1,092.8	1,047.9
Total liabilities	$2,950.0	$2,897.3
Equity attributable to Yamana Gold Inc. equity holders	4,214.3	4,185.2
Non-controlling interests	34.7	34.7
Total equity	$4,249.0	$4,219.9

Working capital (i)	$96.5	$(6.7)
Net debt (ii)	$768.0	$889.1
(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities classified as held for sale when applicable.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Total assets were $7.2 billion as at June 30, 2020, compared to total assets of $7.1 billion as at December 31, 2019. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at June 30, 2020, were $3.0 billion, an increase of $0.05 billion or 2% from December 31, 2019. During the second quarter, the Company repaid $100.0 million of the $200.0 million drawn in late March 2020 on its $750.0 million revolving credit facility. The draw was taken as a precautionary measure, given the uncertainty around the global pandemic. The Company currently has no plans to utilize the funds drawn on its revolving credit facility, which it expects to repay by the end of the year. In addition, the Company repaid $56.2 million in senior notes that became due in March 2020.

Cash and Working Capital

Cash and cash equivalents were $324.8 million as at June 30, 2020, compared to $158.8 million as at December 31, 2019. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. The Company had working capital of $96.5 million as at June 30, 2020, compared to a working capital deficit of $6.7 million at December 31, 2019.

Net change in working capital movement was a cash outflow of $25.9 million for the three months ended June 30, 2020. Working capital for the quarter was impacted by several items including:
•A reduction in payables and accruals related to operations that were temporarily suspended and ramped up. Payables for these operations are expected to normalize during the third quarter. Although this is a working capital draw due to lower payables and accruals, it is important to note that the expense is also proportionately lower, resulting in a neutral impact to cash flows from operations.
•Expedited payments for goods and services to support certain suppliers, and in particular local suppliers, to ensure their continued ability to operate during the pandemic.
•An increase in stockpile and metal in circuit inventories following the ramp-up period from mines that had government mandated shutdowns in the first quarter.

Debt and Net Debt

Total debt was $1,092.8 million as at June 30, 2020, compared to $1,047.9 million as at December 31, 2019, and net debt as at June 30, 2020, was $768.0 million compared to $889.1 million as at December 31, 2019. The increase in total debt is attributable to the draw down on the revolving credit facility, partially offset by the repayment of a series of senior notes that became due in March 2020 - as discussed above, as well as other movements in cash balances during the six months ended June 30, 2020.

Net debt decreased by $101.1 million during the quarter to $768.0 million, a reduction of $18.0 million from the first quarter pro-forma net debt of $786.0 million after the sale of Equinox shares. Despite the challenging environment, the Company remains well positioned to achieve its target net debt leverage ratio of below 1.0x. The continued potential monetization of various non-
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producing assets provides further opportunities to reduce debt levels and leverage. The Company recognizes that there is significant value in such assets, which would be more than the total amount of outstanding debt, and along with cash flows, the Company has more than sufficient resources to further reduce outstanding debt, thereby further improving financial flexibility and providing more opportunity for enhanced value and returns for shareholders. The Company has recently accomplished the sale of the royalty portfolio and the sale of Equinox shares, with the above objectives in mind.

For a cautionary note on non-GAAP performance measures and a reconciliation from debt to net debt, refer to Section 11: Non-GAAP Performance Measures.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities.

As at June 30, 2020, the financial resources available to the Company for meeting its financial obligations include $650.0 million from its revolving credit facility. The $100.0 million amount drawn on the credit facility, originated from the $200.0 million draw in the first quarter, made as a prudent and conservative measure in relation to COVID-19. The Company currently has no plans to use these funds and expects to repay them by the end of the year.

The Company’s near-term financial obligations include financial commitments of $49.8 million, and the remaining 2020 sustaining capital expenditures as previously guided. The Company's budgets for expansionary and exploration capital expenditures are discretionary in nature, allowing management a reasonable degree of flexibility in managing its financial resources. The Company has no pending scheduled debt repayments.

The Company remains committed to maintaining amongst the strongest balance sheets in the industry and is ahead of expectations on its leverage target.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2020	2019	2020	2019
Cash flows from operating activities	$92.2	$147.6	$221.3	$159.9
Cash flows from operating activities before net change in working capital (i)	$118.1	$156.0	$282.4	$259.0
Cash flows from (used in) investing activities	$48.5	$(111.9)	$(37.1)	$(203.4)
Cash flows (used in) from financing activities	$(140.4)	$(52.0)	$(17.0)	$38.7
Net free cash flow (i)	$60.3	$119.5	$151.2	$105.7
(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Operating Activities

Net cash flows from operating activities for the three months ended June 30, 2020 were lower than the comparable period in 2019, primarily as a result of lower sales volumes as previously discussed, partially offset by higher gross margins at Jacobina, recognized as a result of increased metal prices, along with an increase in the cash outflow from the net change in working capital compared to the second quarter of 2019.

The increase in net cash flows from operating activities for the six months ended June 30, 2020 compared to the same period in 2019 is largely attributable to higher gross margins recognized on sales as a result of increased metal prices, which more than offset the lower sales volumes in the period, along with a decrease in taxes paid and a significant decrease in the cash outflow from the net change in working capital compared to the comparative period.
Investing Activities
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The Company generated net cash inflows from investing activities of $48.5 million in the three months to June 30, 2020 compared to net cash outflows of $111.9 million in the comparative quarter. In the current quarter, cash flows from investing activities included $98.4 million in proceeds from the sale of certain assets, including $83.5 million received on the sale of Equinox Gold shares held by the Company and $10.0 million, being the cash component of the consideration receivable on the sale of the royalty portfolio assets. Partially offsetting these cash inflows was cash used in capital expenditures of $49.6 million (2019: $86.2 million). The decrease in capital expenditures from the prior year was primarily attributable to the absence of capital expenditures at the Chapada mine, which was divested in July 2019 ($16.6 million) and a general decrease in capital expenditures across all of the Company's other mines, in particular Canadian Malartic, due to COVID-19 related restrictions.

For the six months ended June 30, 2020, net cash outflows from investing activities were $37.1 million compared to $203.4 million in the comparative period. The decrease was primarily attributable to current period capital expenditures being largely offset by proceeds received on the sale of certain assets in the period, as discussed above. Capital expenditures also decreased $46.4 million from the comparative period, due to the reasons discussed above.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended June 30, 2020, net cash flows used in financing activities included the repayment of $100.0 million of the $200.0 million draw down on the Company's revolving credit facility during the first quarter, as discussed above, interest payments on long-term debt of $22.5 million (2019: $12.0 million) and dividend payments of $11.9 million (2019: $4.7 million). The increase in interest payments was attributable to the timing of interest payments in the current period and the increase in dividend payments resulted from the increase in the dividends declared compared to the comparative period.

In the six months ended June 30, 2020, net cash flows used in financing activities included a net drawdown of $100.0 million on the revolving credit facility and the repayment of $56.2 million of senior notes that became due in March 2020. Net cash flows from financing activities in the comparative period included a net draw down of an aggregate $89.5 million on the revolving credit facility. Other financing activities in the period included interest payments of $28.0 million (2019: $29.4 million) and dividend payments of $21.4 million (2019: $9.5 million). The increase in dividend payments resulted from the increase in the dividends declared compared to the comparative period as noted in Section 1: Highlights and Relevant Updates.

Net Free Cash Flow

The Company generated net free cash flow of $60.3 million in the second quarter of 2020, adjusted for the costs incurred in association with COVID-19, compared to net free cash flow of $119.5 million in the second quarter of 2019. The change is driven by the operational challenges posed by COVID-19 which reduced production and sales, partially offset by strong gross margins due to favorable metal price increases with stable costs across the operations, and lower interest and other finance expenses paid. Without the normalization from the impact of temporary suspensions, standby and other incremental COVID-19 cost outflows, net free cash flow(i) would have been $41.1 million.

The Company generated net free cash flow of $151.2 million in the six months ended June 30, 2020, compared to net free cash flow of $105.7 million in the same period of 2019. The change is driven largely by strong gross margins due to favorable metal price increases with stable costs across the operations, lower interest and other finance expenses paid, and a better net change in working capital when compared to the first half of 2019.

For a cautionary note on non-GAAP performance measures and a reconciliation from cash flows from operating activities to net free cash flow, refer to Section 11: Non-GAAP Performance Measures.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	June 30, 2020	December 31, 2019
Shareholders’ equity	$4,249.0	$4,219.9
Debt	1,092.8	1,047.9
	5,341.8	5,267.8
Less: Cash and cash equivalents	(324.8)	(158.8)
	$5,017.0	$5,109.0

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.
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CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2020, including the impact of IFRS 16 in capital and other financial commitments, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total (i)
Debt
Repayment of principal	$100.0	$431.5	$287.4	$282.9	$1,101.8
Interest	50.7	88.5	41.6	32.2	213.0
Capital and other financial commitments	49.8	27.4	6.8	0.5	84.5
Environmental rehabilitation provisions	5.9	18.4	18.7	333.9	376.9
Total contractual obligations and commitments	$206.4	$565.8	$354.5	$649.5	$1,776.2
(i)Additionally, as at June 30, 2020, the Company had outstanding letters of credit totalling $61.7 million (C$84.1 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, and $2.0 million and $13.7 million representing guarantees for reclamation obligations relating to Cerro Moro and the Company's US properties, respectively.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	July 17, 2020	June 30, 2020
Common shares issued and outstanding	951,664	951,647
Share options outstanding	1,138	1,138
Restricted share units	2,499	2,492

8. ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2019. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended June 30, 2020, except as noted below:

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by
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numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, and mining specific factors.

LBMA PM Gold Price One-Year Trend (USD):
Gold Price - Market Update

For the quarter ended June 30, 2020, spot gold prices averaged $1,711 per ounce, representing an increase of 31% compared to $1,310 per ounce in the second quarter of 2019. Prices ranged between $1,577 and $1,772 per ounce during the second quarter of 2020. As at June 30, 2020, the closing price was $1,768 per ounce.

Gold prices moved higher in the second quarter of 2020. A weakening US dollar, low interest rates across the globe and increasing inflation expectations drove prices steadily higher. Loose monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt, along with rising inflation expectations, should be supportive of gold over the longer term. In the short-term, gold prices are likely be driven by the economic fallout from COVID-19, global monetary policy and fiscal stimulus, and financial market volatility.

Central banks continue to be net buyers in 2020. However, Russia has announced that it will stop its purchases beginning in April 2020. Global ETF holdings saw a rise in total ounces held in the second quarter of 2020, reaching an all-time high.

CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

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US Dollar - Market Update

The following summarizes one-year movements in key currencies vis-à-vis the US Dollar (source: Bloomberg):

0%
-20%
-40%
-60%
-80%
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Brazilian Real
Chilean Peso
Argentinian Peso
Canadian Dollar

The Canadian Dollar, Brazilian Real, Argentine Peso and the Chilean Peso all weakened against the US Dollar during the three months ended June 30, 2020, compared to the same quarter of 2019. In the short term, these currencies will continue to be impacted by regional COVID-19 economic impacts. As a flight to safety, the performance of the US Dollar will be driven by economic and financial market shocks.

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended June 30,			For the six months ended June 30,			As at June 30,	As at December 31,
	2020	2019	% (i)	2020	2019	% (i)	2020	2019	% (i)
USD-CAD	1.3859	1.3375	3.6%	1.3650	1.3335	2.4%	1.3628	1.2988	4.9%
USD-BRL	5.3885	3.9190	37.5%	4.9233	3.8448	28.1%	5.4760	4.0307	35.9%
USD-ARG	67.678	43.957	54.0%	64.5987	41.5299	55.5%	70.460	59.890	17.6%
USD-CLP	822.97	683.94	20.3%	812.89	675.48	20.3%	821.23	748.74	9.7%
(i)Positive variance represents the US Dollar Increase in value to the foreign currency.

As at June 30, 2020, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price (i)	Average put strike price (i)	Total (ii)
Brazilian Real to USD
July 2020 to December 2020	R$3.87	R$4.36	R$ 96.5 million
January 2021 to June 2021	R$3.85	R$4.31	R$ 93.0 million
Canadian Dollar to USD
July 2020 to December 2020	C$1.38	C$1.45	C$68.4 million
(i)R$ = Brazilian Reais, C$ = Canadian Dollars
(ii)Evenly split by month.

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In addition, as at June 30, 2020, the Company had forward contracts as follows:

	Average forward price (i)	Total (ii)
Brazilian Real to USD
July 2020 to December 2020	R$4.06	R$ 66.6 million
January 2021 to June 2021	R$4.07	R$ 93.0 million
Chilean Peso to USD
July 2020 to December 2020	CLP 740.19	CLP 34.8 billion
(i)R$ = Brazilian Reais, CLP = Chilean Pesos
(ii)Evenly split by month.

INFECTIOUS DISEASE RISK

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. The estimates of management are considered reasonable at this time, however, the full impact of the effects these conditions on mining operations or financial results may vary significantly due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

9. CONTINGENCIES

The Company is currently subject to litigation proceedings as disclosed in Note 19: Contingencies to the Company's Condensed Consolidated Interim Financial Statements, and may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

10. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2020 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2019.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2019.
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11. NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

For definitions and descriptions of the non-GAAP performance measures and additional subtotals in financial statements, refer to Section 11: Non-GAAP Financial Measures in the Company's MD&A for the year ended December 31, 2019.

Reconciliation of Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended June 30, 2020	For the three months ended June 30, 2019
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total & Total GEO	Total	Total GEO	Other Mines
Cost of sales excluding DDA (i)	$126.3	$244.1	$184.4	$59.7
DDA (i)	76.3	122.4	120.4	2.0
Total cost of sales	$202.6	$366.5	$304.8	$61.7
DDA	(76.3)		(120.4)
Treatment and refining charges	—		0.7
Total cash costs	$126.3		$185.1
AISC adjustments:
G&A costs, including share-based remuneration and community costs	26.5		15.4
Reclamation & remediation - accretion & amortization	4.3		8.2
Capital exploration	8.4		14.8
Exploration and study costs	2.0		1.8
Capitalized stripping & underground mine development	15.9		21.2
Other sustaining capital expenditures	10.7		11.4
Leases (IFRS 16 Adjustment)	4.8		4.4
Total AISC	$198.9		$262.3
GEO sold (ii)(iii)	176,758		265,995
Cost of sales excl. DDA per GEO sold	$715		$693
DDA per GEO sold	$432		$452
Total cost of sales per GEO sold	$1,146		$1,146
Cash costs per GEO sold	$715		$696
AISC per GEO sold	$1,125		$986

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Cash Cost & AISC Reconciliation - Total	For the six months ended June 30, 2020	For the six months ended June 30, 2019
(In millions of US Dollars except GEO and per GEO amounts)	Total & Total GEO	Total	Total GEO	Other Mines
Cost of sales excluding DDA (i)	$280.7	$450.0	$342.2	$107.8
DDA (i)	175.7	240.1	227.3	12.8
Total cost of sales	$456.4	$690.1	$569.6	$120.6
DDA	(175.7)		(227.3)
Treatment and refining charges	—		0.7
Total cash costs	$280.7		$342.9
AISC adjustments:
G&A costs, including share-based remuneration	43.6		33.9
Reclamation & remediation - accretion & amortization	9.5		11.8
Capital exploration	17.2		24.6
Exploration and study costs	3.9		3.6
Capitalized stripping & underground mine development	39.7		38.0
Other sustaining capital expenditures	23.7		18.9
Leases (IFRS 16 Adjustment)	10.1		8.8
Total AISC	$428.5		$482.6
Commercial GEO (ii)(iii)	399,113		494,329
Cost of sales excl. DDA per GEO sold	$703		$692
DDA per GEO sold	$440		$460
Total cost of sales per GEO sold	$1,144		$1,152
Cash costs per GEO sold	$703		$694
AISC per GEO sold	$1,074		$976

Cash Cost & AISC Reconciliation - Operating Segments		For the three months ended June 30, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate
Cost of sales excluding DDA (i)	$126.3	$35.1	$23.2	$21.7	$30.7	$15.6	$—
DDA (i)	76.3	28.3	11.9	10.4	15.3	8.5	1.9
Total cost of sales	$202.7	$63.4	$35.1	$32.1	$46.0	$24.1	$2.0
DDA		(28.3)	(11.9)	(10.4)	(15.3)	(8.5)
Total cash costs		$35.1	$23.2	$21.7	$30.7	$15.6
AISC adjustments:
G&A costs, including share-based remuneration and community costs		0.6	0.3	1.0	0.2	0.2
Reclamation & remediation - accretion & amortization		1.9	0.5	0.5	0.5	0.7
Capital exploration		—	0.7	2.5	3.8	1.5
Capitalized stripping & underground mine development		2.5	2.6	3.7	5.0	2.2
Other sustaining capital expenditures		5.7	2.1	0.4	1.7	0.6
Leases (IFRS 16 Adjustment)		0.2	1.0	1.2	1.6	0.5
Total AISC		$46.0	$30.3	$30.9	$43.4	$21.1
GEO sold (ii)		46,662	45,515	21,310	46,134	17,137
Cost of sales excl. DDA per GEO sold		$753	$510	$1,017	$667	$907
DDA per GEO sold		$606	$261	$490	$331	$497
Total cost of sales per GEO sold		$1,359	$771	$1,507	$998	$1,404
Cash costs per GEO sold		$753	$510	$1,017	$667	$907
AISC per GEO sold		$986	$666	$1,450	$942	$1,234

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Cash Cost & AISC Reconciliation - Operating Segments		For the three months ended June 30, 2019
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Other Mines
Cost of sales excluding DDA (i)	$244.1	$48.0	$25.4	$55.1	$39.8	$16.2	$59.7
DDA (i)	122.4	33.2	13.0	42.6	20.7	9.2	3.7
Total cost of sales	$366.5	$81.2	$38.4	$97.7	$60.5	$25.3	$63.4
DDA		(33.2)	(13.0)	(42.6)	(20.7)	(9.2)
Treatment and refining charges		—	—	0.7	—	—
Total cash costs		$48.0	$25.4	$55.7	$39.8	$16.2
AISC adjustments:
G&A costs, including share-based remuneration and community costs		1.0	0.3	1.8	0.3	0.2
Reclamation & remediation - accretion & amortization		4.6	0.7	0.9	0.8	1.2
Capital exploration		0.3	1.1	5.6	5.7	2.1
Capitalized stripping & underground mine development		4.1	4.9	2.6	6.8	2.9
Other sustaining capital expenditures		5.7	1.4	1.0	1.1	0.4
Leases (IFRS 16 Adjustment)		0.1	1.0	1.1	1.4	0.6
Total AISC		$64.0	$34.7	$68.8	$55.9	$23.6
GEO sold (ii)		84,487	37,685	82,278	43,407	18,139
Cost of sales excl. DDA per GEO sold		$568	$674	$669	$917	$890
DDA per GEO sold		$393	$345	$518	$478	$506
Total cost of sales per GEO sold		$961	$1,019	$1,188	$1,394	$1,396
Cash costs per GEO sold		$568	$674	$677	$917	$890
AISC per GEO sold		$757	$921	$836	$1,287	$1,299

Cash Cost & AISC Reconciliation - Operating Segments		For the six months ended June 30, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate
Cost of sales excluding DDA (i)	$280.7	$82.8	$45.5	$51.1	$65.5	$35.8	$—
DDA (i)	175.7	59.8	23.5	33.0	34.6	20.9	3.9
Total cost of sales	$456.4	$142.6	$69.1	$84.1	$100.1	$56.6	$3.9
DDA		(59.8)	(23.5)	(33.0)	(34.6)	(20.9)
Total cash costs		$82.8	$45.5	$51.1	$65.5	$35.8
AISC adjustments:
G&A costs, including share-based remuneration		1.6	0.5	1.9	0.2	0.2
Reclamation & remediation - accretion & amortization		3.8	1.2	1.3	1.1	1.7
Capital exploration		—	2.7	5.1	6.4	3.1
Exploration and study costs		0.1	—	—	—	—
Capitalized stripping & underground mine development		7.1	6.3	10.9	11.0	4.4
Other sustaining capital expenditures		13.3	5.1	0.4	3.2	0.9
Leases (IFRS 16 Adjustment)		0.3	2.1	2.4	3.5	1.0
Total AISC		$108.9	$63.4	$73.2	$90.9	$47.0
Commercial GEO (ii)(iii)		113,055	89,021	53,021	103,408	40,608
Cost of sales excl. DDA per GEO sold		$732	$511	$964	$633	$881
DDA per GEO sold		$529	$264	$622	$335	$514
Total cost of sales per GEO sold		$1,261	$776	$1,587	$968	$1,395
Cash costs per GEO sold		$732	$511	$964	$633	$881
AISC per GEO sold		$964	$712	$1,380	$879	$1,158

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Cash Cost & AISC Reconciliation - Operating Segments		For the six months ended June 30, 2019
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Other Mines
Cost of sales excluding DDA (i)	$450.0	$95.7	$49.9	$85.5	$78.4	$32.8	$107.7
DDA (i)	240.1	67.6	29.9	64.9	45.0	16.6	$16.1
Total cost of sales	$690.1	$163.3	$79.9	$150.4	$123.3	$49.4	$123.8
DDA		(67.6)	(29.9)	(64.9)	(45.0)	(16.6)
Treatment and refining charges		—	—	0.7	—	—
Total cash costs		$95.7	$49.9	$86.1	$78.4	$32.8
AISC adjustments:
G&A costs, including share-based remuneration		2.1	0.7	2.5	0.3	0.2
Reclamation & remediation - accretion & amortization		4.6	1.9	1.9	1.2	2.2
Capital exploration		0.6	2.1	7.3	9.6	5.1
Exploration and study costs		0.1	0.1	—	—	—
Capitalized stripping & underground mine development		6.6	8.1	4.5	13.0	5.7
Other sustaining capital expenditures		10.6	1.6	1.3	1.6	0.6
Total AISC		$120.7	$66.7	$105.2	$107.0	$47.7
Commercial GEO (ii)(iii)		163,711	76,174	125,638	90,706	38,101
Cost of sales excl. DDA per GEO sold		$585	$655	$680	$864	$860
DDA per GEO sold		$413	$393	$517	$496	$437
Total cost of sales per GEO sold		$997	$1,048	$1,197	$1,360	$1,296
Cash costs per GEO sold		$585	$655	$686	$864	$860
AISC per GEO sold		$737	$876	$838	$1,180	$1,252
(i)Cost of sales excluding DDA includes the impact of the movement in inventory (non-cash item). Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 5: Segment Information to the Company's Condensed Consolidated Interim Financial Statements. Other Mines include Chapada for the comparative period.
(ii)GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 105.14 and 99.69 for the three and six months ended June 30, 2020, respectively, and 87.98 and 85.87 for the three and six months ended June 30, 2019, respectively.
(iii)Comparative Total GEO sales for the three and six months ended June 30, 2019 figure exclude 27,521 and 50,073 ounces of gold from the Chapada mine respectively, which was divested in July 2019.

NET DEBT

As at, (In millions of US Dollars)	June 30, 2020	December 31, 2019
Debt
Non-current portion	$992.8	$991.7
Current portion	100.0	56.2
Total debt	$1,092.8	$1,047.9
Less: Cash and cash equivalents	(324.8)	(158.8)
Net debt	$768.0	$889.1

NET FREE CASH FLOW

The Company uses the financial measure "net free cash flow", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities.

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	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2020	2019	2020	2019
Cash flows from operating activities	$92.2	$147.6	$221.3	$159.9
Adjustments to operating cash flows:
Amortization of deferred revenue (i)	3.9	32.8	10.0	68.8
Temporary suspension and standby costs	13.3	—	13.3	—
Other incremental COVID-19 costs	5.9	—	9.4	—
Non-discretionary items related to the current period
Sustaining capital expenditures	(26.5)	(43.7)	(63.4)	(81.7)
Interest paid	(22.5)	(12.0)	(28.0)	(29.4)
Payment of lease liabilities	(4.0)	(2.2)	(8.4)	(8.0)
Cash used in other financing activities	(2.0)	(3.0)	(3.0)	(3.9)
Net free cash flow	$60.3	$119.5	$151.2	$105.7
(i)Adjustments represent non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which were received in previous periods and which were similarly reduced for comparability. Amounts are derived from the Consolidated Statements of Cash Flows and further details on current deferred revenue balances can be found in Note 14: Selected Composition Notes to the Company's Condensed Consolidated Interim Financial Statements.

AVERAGE REALIZED METAL PRICES

For the three months ended June 30,	2020				2019
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold (i)	155,137	oz	$1,713	$265.7	255,558	oz	$1,325	$338.5
Silver	2,240,432	oz	$16.83	37.7	3,338,388	oz	$15.00	50.1
Copper (i)	—	lbs	$—	—	30,747,619	lbs	$2.43	74.9
Revenue				$303.4				$463.5

For the three months ended June 30,	2020				2019
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold (i)	155,137	oz	$1,713	$265.7	255,558	oz	$1,307	$334.1

Silver	1,966,509	oz	$16.56	32.6	3,123,388	oz	$14.84	46.3
Silver subject to metal sales agreement (ii)	273,923	oz	$18.77	5.1	215,000	oz	$17.81	3.8
	2,240,432	oz	$16.83		3,338,388	oz	$15.03

Copper (i)	—	lbs	$—	—	20,830,971	lbs	$2.80	58.3
Copper subject to metal sales agreements (ii)	—	lbs	$—	—	9,916,648	lbs	$3.06	30.3
	—	lbs	$—		30,747,619	lbs	$2.88
Gross revenue				$303.4				$472.8
(Deduct) add:
Treatment and refining charges of gold and copper concentrate				—				(7.2)
Metal price, MTM, and derivative settlement adjustments				—				(2.1)
Revenue				$303.4				$463.5
(i)Includes payable gold and copper contained in concentrate from the Chapada mine in the comparative period.
(ii)Balances represent the metals sold under the metal sales agreements.

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For the six months ended June 30,	2020				2019
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold (i)	348,953	oz	$1,644	$573.7	479,068	oz	$1,310	$627.3
Silver	4,911,571	oz	$17.55	86.2	5,636,304	oz	$15.21	$85.7
Copper (i)	—	lbs	$—	—	57,647,190	lbs	$2.73	$157.6
				$659.9				$870.6

For the six months ended June 30,	2020				2019
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold (i)	348,953	oz	$1,644	$573.7	479,068	oz	$1,305	$624.9

Silver	4,337,648	oz	$16.89	73.3	5,392,104	oz	$15.14	81.6
Silver subject to metal sales agreement (ii)	573,923	oz	$19.22	11.0	244,200	oz	$17.27	4.2
	4,911,571	oz	$17.16		5,636,304	oz	$15.23

Copper (i)	—	lbs	$—	—	37,118,900	lbs	$2.83	105.0
Copper subject to metal sales agreements (ii)	—	lbs	$—	—	20,528,290	lbs	$3.01	61.8
	—	lbs	$—		57,647,190	lbs	$2.89
Gross revenue				$658.0				$877.5
(Deduct) add:
Treatment and refining charges of gold and copper concentrate				—				(13.0)
Metal price, MTM, and derivative settlement adjustments				—				6.1
Deferred revenue adjustment (iii)				1.9				—
Revenue				$659.9				$870.6
(i)Includes payable gold and copper contained in concentrate.
(ii)Balances represent the metals sold under the metal sales agreements and the advanced copper sales program.
(iii)Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2020, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

12. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated
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and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended June 30, 2020, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2020, and December 31, 2019, and results of operations for the periods ended June 30, 2020, and June 30, 2019.

This Management’s Discussion and Analysis has been prepared as of July 23, 2020. The condensed consolidated interim financial statements prepared in accordance with IAS 34 as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and six months ended June 30, 2020 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2019, as well as the most recent Annual Information Form for the year ended December 31, 2019 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2019 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private
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Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo (Senior Director, Geology and Mineral Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2019 and other continuous disclosure documents filed by the Company since January 1, 2020 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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